   As filed with the Securities and Exchange Commission on June 6, 2000

                                                 Registration No. 333-32228
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -----------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  -----------
                              AT HOME CORPORATION
           (Exact name of the Registrant as specified in its charter)
                 Delaware                               77-0408542
      (State or other jurisdiction of                (I.R.S. employer
      incorporation or organization)                identification no.)

                              450 Broadway Street
                         Redwood City, California 94063

                              (650) 556-5000

 (Address and telephone number of the Registrant's principal executive offices)
                                  -----------
                               Kenneth A. Goldman
                            Chief Financial Officer
                              At Home Corporation

                            450 Broadway Street
                         Redwood City, California 94063

                              (650) 556-5000

   (Name, address and telephone number of the Registrant's agent for service)
                                  -----------
                                   Copies to:
                            Gordon K. Davidson, Esq.
                            Jeffrey R. Vetter, Esq.
                              Thomas J. Hall, Esq.
                               Fenwick & West LLP
                              Two Palo Alto Square
                          Palo Alto, California 94306
                                 (650) 494-0600
                                  -----------
        Approximate date of commencement of proposed sale to the public:
     From time to time after this registration statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

   The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]

                              At Home Corporation

                         $500,000,000 principal amount
                 4 3/4% Convertible Subordinated Notes due 2006

                        Shares of Series A Common Stock
                     issuable upon conversion of the notes
                               ----------------

Excite@Home's Series A common stock trades on the Nasdaq National Market.

Last reported sale price on June 5, 2000: $20.38 per share.
Trading Symbol: ATHM
                               ----------------

                                  THE OFFERING

   With this prospectus, the selling securityholders named in this prospectus or in prospectus supplements may offer and sell the notes or the shares of our Series A common stock into which the notes may be converted.

   Interest of 4 3/4% per year on the principal amount is payable semiannually beginning June 15, 2000.

   Holders may convert the notes into shares of our Series A common stock at any time on or before December 15, 2006, at a conversion price of $56.52 per share, subject to adjustment upon specified events. We may redeem our notes on or after December 20, 2002 at the redemption prices listed in this prospectus, plus accrued interest. Holders of the notes also may require us to redeem the notes if a fundamental change of Excite@Home, as defined in the prospectus, occurs before December 15, 2006. The notes are general unsecured obligations and are subordinated in right of repayment below all of our existing and future senior debt.
                               ----------------

   Investing in the notes or our Series A common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 2 of this prospectus.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

               The date of this prospectus is June 6, 2000.

                               TABLE OF CONTENTS

                                           U.S. Federal Income Tax
Prospectus Summary....................   1 Considerations........................  34
Risk Factors..........................   2 Selling Securityholders...............  40
Ratio of Earnings to Fixed Charges....  21 Plan of Distribution..................  43
Use of Proceeds.......................  21 Legal Matters.........................  45
Dividend Policy.......................  21 Experts...............................  45
Description of Notes..................  22 Where You Can Find More Information...  45

                             ABOUT THIS PROSPECTUS

   We make many statements in this prospectus under the captions "Prospectus Summary," "Risk Factors" and elsewhere that are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to our future plans, objectives, expectations and intentions. We may identify these statements by the use of words such as "believe," "expect," "anticipate," "intend" and "plan" and similar expressions. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we discuss in "Risk Factors" and elsewhere in this prospectus. These forward- looking statements speak only as of the date of this prospectus, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

   @Home, Excite, Excite@Home, MatchLogic and the @ball logo are our registered trademarks, and Excite Network is also our trademark. Other trademarks and tradenames appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company, the notes being sold in this offering and our financial statements and notes thereto appearing elsewhere in this prospectus. Unless the context otherwise requires, the terms "we," "us," "our" and Excite@Home refer to At Home Corporation and its wholly-owned subsidiaries.

   Excite@Home is a global media company offering broadband Internet connectivity, personalized web-based content and targeted advertising services. Our @Home service provides broadband Internet access from consumers' homes over the cable television infrastructure and offers end-to-end managed connectivity services for businesses over both cable and digital telecommunications lines. Our media services include the Excite Network, a leading consumer Internet portal and MatchLogic, our targeted advertising service. The Excite Network offers search, content, community, communications services and commerce functionality to Internet users. Excite's media services focus on comprehensive navigation, global reach and personalization technology to attract and retain users and achieve market share. MatchLogic provides advertisers with targeted ad campaign management and other advertising-related services designed to improve the effectiveness of their advertising campaigns.

   At Home Corporation was incorporated under the laws of Delaware in March 1995. Our principal executive offices are located at 450 Broadway Street, Redwood City, California 94063. The primary telephone number for our principal executive offices is (650) 556-5000.

                                  THE OFFERING

 Securities Offered... $500,000,000 principal amount of 4 3/4% Convertible
                       Subordinated Notes due 2006.

 Interest............. 4 3/4% per year on the principal amount, payable semi-
                       annually in arrears in cash on June 15 and December 15
                       of each year, beginning June 15, 2000.

 Conversion........... You may convert each note into Series A common stock at any time on or before December 15, 2006, at a conversion
                       price of $56.52 per share, subject to adjustment if
                       certain events affecting our Series A common stock
                       occur.

 Subordination........ The notes will be subordinated to all of our existing and future senior indebtedness and are effectively
                       subordinated to all debt and other liabilities of our
                       subsidiaries. As of April 30, 2000, we had approximately
                       $3.4 million of senior indebtedness outstanding and our
                       subsidiaries had approximately $74.8 million of
                       liabilities outstanding. Neither we nor our subsidiaries
                       are limited from incurring debt, including senior
                       indebtedness, under the indenture.

 Optional Redemption.. We may redeem any of the notes on or after December 20,
                       2002, by giving you at least 30 days' notice. We may redeem the notes either in whole or in part at the redemption prices set forth in this prospectus, together with accrued and unpaid interest.

 Fundamental Change... If a fundamental change (as described under "Description of Notes--Redemption at Option of the Holder") occurs on or before December 15, 2006, you may require us to purchase all or part of your notes at a redemption price equal to 100% of the outstanding principal amount of the notes being redeemed, plus accrued and unpaid interest.

 Use of Proceeds...... We will not receive any cash from the sale of our notes or Series A common stock offered with this prospectus.

 NASDAQ National
  Market Symbol ...... ATHM

                               RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business operations. Our business, financial condition or results of operations could be seriously harmed by any of these risks. The trading price of the notes or our Series A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Excite@Home's Business

 We may fail to integrate our business and technologies with the business and technologies of Bluemountain.com and the other companies we have recently acquired or may acquire.

   We have completed several acquisitions recently, including our acquisitions of iMALL, Inc. in October 1999, Bluemountain.com in December 1999 and others. We intend to pursue additional acquisitions in the future. If we fail to integrate these businesses, our quarterly and annual results may be adversely affected. Integrating acquired organizations and products and services could be expensive, time-consuming and a strain on our resources. Risks we could face with respect to acquisitions include:

  . the difficulty of integrating acquired technology or content and rights into our services;

  .  the difficulty of assimilating the personnel of the acquired companies;

  . the difficulty of coordinating and integrating geographically-dispersed operations;

  .  our ability to retain customers of an acquired company;

  . the potential disruption of our ongoing business and distraction of management;

  .  the maintenance of brand recognition of acquired businesses;

  .  the failure to successfully develop acquired in-process technology;

  .  unanticipated expenses related to technology integration;

  . the maintenance of uniform standards, corporate cultures, controls, procedures and policies;

  . the impairment of relationships with employees and customers as a result of the integration of new management personnel.

   In addition, we may be unable to identify future acquisition targets and we may be unable to complete future acquisitions on reasonable terms.

 Our @Home 2000 service may experience unforeseen problems as deployment continues, and we may not be successful in integrating other aspects of Excite's Internet services with the @Home service.

   Although we have launched @Home 2000, which integrates the technology platform of the @Home network broadband services with Excite's Internet services, we have not fully integrated these services. In addition, @Home 2000 has not experienced significant traffic to date due to its recent release and we cannot ensure that problems will not occur in widespread deployment. Further integration of the Excite and MatchLogic services with the @Home network broadband platform poses a number of technical challenges, including difficulties associated with providing reliable updating and personalization of content over @Home's broadband services and the difficulties associated with applying the advertising services and targeting technologies of Excite's MatchLogic subsidiary over the @Home broadband services. This is particularly challenging because it is more difficult to provide regularly updated and personalized information from distributed regional data centers, which we rely upon to deliver our broadband services, than it is to deliver services from a central data center, as Excite and MatchLogic currently do, in delivering their narrowband services. We may not be able to achieve the same level of reliability in providing updated and personalized Excite broadband content over the @Home service as we have achieved with the Excite narrowband service.

 Recently-acquired businesses may not be successful.

   We have recently acquired companies in an early stage of development and with unproven business models. Acquired features, functions, products or services may not achieve market acceptance.

   iMALL. Prior to August 1998, substantially all of iMALL's revenues were attributable to its seminar business. This business was discontinued in August 1998. iMALL has yet to achieve significant revenue from its current business of providing turnkey electronic commerce services to online merchants or its other shopping-oriented web sites. A market for iMALL's services may not develop, and iMALL's services may not become widely accepted.

   Bluemountain.com. The acquisition of Bluemountain.com also involves a number of risks. For example, prior to the acquisition, the Bluemountain.com electronic greeting card service only sold limited advertising on its web sites. Bluemountain.com users may not accept a service that displays advertising. Bluemountain.com users may not continue to use the Bluemountain.com service for other reasons. For instance, competitive electronic greeting card sites have increased in popularity. Also, the popularity of electronic greeting card services could decline generally. Additionally, advertisers may not choose to advertise on the Bluemountain.com service if users do not accept advertising or purchase goods or services advertised on Bluemountain.com in sufficient quantities.

   During 2000, we have acquired Kendara, Inc. and Worldprints.com International, Inc. and we expect to acquire several other companies during 2000. These companies have specific technology and other capabilities that we may not be able to successfully integrate with our services or transition to our online platforms. As a result, we may incur unexpected integration and product development expenses that could harm our results of operations. We may also be required to record charges to operations related to the impairment of acquired technology or other intangible assets.

 We have incurred and expect to continue to incur substantial losses.

   At Home Corporation was incorporated in March 1995, commenced operations in August 1995, and has incurred net losses in each fiscal period since its inception. As of March 31, 2000, we had an accumulated deficit of $2,361 million, which includes depreciation and amortization, cost and amortization of acquisition-related intangibles and deferred compensation and cost and amortization of distribution agreements of approximately $2,317 million since inception. In addition, we currently intend to increase capital expenditures and operating expenses in order to expand our network, market and provide our broadband services to potential subscribers and expand our international operations. As a result of the acquisitions of Excite, iMALL, Bluemountain.com and other companies, we anticipate that we will incur substantial non-cash charges including those relating to the amortization of goodwill and other intangible assets in future periods. Therefore, we anticipate that we will incur significant net losses for the foreseeable future.

 Our quarterly operating results may fluctuate because of a number of factors.

   Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

  . the level of usage of the Internet in general and portal web sites in particular;

  .  subscriber growth rates and prices charged by our cable partners;

  .  demand for Internet advertising;

  .  the addition or loss of advertisers;

  . the level of user traffic on our web sites used for our narrowband services;

  . the mix of types of advertising we sell, such as the mix of targeted advertising as compared to general rotation advertising;

  . the amount and timing of capital expenditures and other costs relating to the expansion of our operations;

  .  the introduction of new products or services by us or our competitors;

  .  pricing changes for Internet-based advertising;

  .  the timing of marketing expenditures to promote our brands;

  .  costs incurred with respect to acquisitions;

  . seasonality during the first quarter of each year associated with the advertising business and Bluemountain.com; and

  .  general economic conditions.

   Our expense levels are based in part on expectations of future revenue and, to a large extent, are fixed. We may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall.

   Our Internet advertising revenue is subject to seasonal fluctuations. Historically, advertisers spend less in the first and third calendar quarters, and user traffic for our narrowband services has historically been lower during the summer and during year-end vacation and holiday periods.

   Due to all of the foregoing factors and the other risks described in this section, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance, particularly in light of the number of acquisitions we have completed. It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. In this event, the price of our Series A common stock may fall.

 If we do not develop new and enhanced features, products and services for our narrowband and broadband services, we may not be able to attract and retain a sufficient number of users.

   Because of the competitiveness of our market, we believe it is important to introduce additional or enhanced features, products and services in the future in order to differentiate our services and retain our current users and attract new users. Acquiring or developing new features, products and services may require a substantial investment of personnel and financial and other resources. If we introduce a feature, product or service that is not favorably received by our current users, they may not continue using our services as frequently and they may choose a competing service.

   We must also continually enhance our products and services to incorporate rapidly changing Internet technologies. We could incur substantial development costs if we need to modify our products, services or infrastructure to adapt to changes in Internet technologies. Our business could be harmed if we incur significant costs to adapt to these changes. If we cannot adapt to these changes, users may discontinue using our services. Additionally, a new feature, product or service may not gain acceptance with users and we may not achieve a return on our investment.

   We may also experience difficulties that could delay or prevent us from introducing new features, products or services. Furthermore, these features, products or services may contain errors that are discovered after the feature, product or services are introduced. We may need to modify their design significantly to correct these errors. In addition, we must consult with and involve our principal cable partners in the development and design of new features, products or services for our broadband services. Therefore, the process of introducing new broadband features, products and services is time consuming and if our principal cable partners object to a new feature, product or service, we could be prohibited from offering it in particular areas. Our business could be adversely affected if we experience difficulties in introducing new products and services or if users do not accept these new products or services.

 We depend on the sale of advertisements on our services, and if online advertising does not become accepted, or if users employ new technology to block or filter online advertising, our business would be harmed.

   We expect to derive a substantial amount of our revenues from the sale of advertising on our services for the foreseeable future. No standards have been widely accepted to measure the effectiveness of online advertising. If standards do not develop, existing advertisers may not continue their current levels of online advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise online. Advertisers that already have invested substantial resources in other advertising methods may be reluctant to adopt a new strategy. Our business would be harmed if the market for online advertising fails to develop or develops more slowly than expected.

   Different pricing models are used to sell online advertising. It is difficult to predict which, if any, will emerge as the industry standard. This makes it difficult to project future advertising rates and revenues. For example, advertising rates based on the number of "click throughs," or user requests for additional information made by clicking on the advertisement, instead of rates based solely on the number of impressions, or number of times an advertisement is displayed, could adversely affect our revenues because impression-based advertising comprises a substantial majority of our current advertising revenues. Our advertising revenues could be harmed if we are unable to adapt to new forms of online advertising.

   Moreover, "filter" software programs that limit or prevent advertising from being delivered to a web user's computer are available. Other software programs are able to hide a web user's identity and prevent "cookies" from being written to, or read from, the user's hard drive. Cookies are bits of information keyed to a specific memory location and passed to a web site server through the user's browser software. This software prevents the proper operation of our services, including personalization of the My Excite Start Page and targeted banner advertising. Widespread adoption of software products such as these could reduce the attractiveness of our personalization features and harm the commercial viability of online advertising.

 We must develop and maintain the awareness of our brands to attract consumers and advertisers.

   Maintaining and strengthening our brands is critical to achieving widespread acceptance of our services by consumers and advertisers, particularly in light of the competitive nature of our markets. Promoting and positioning our brands will depend largely on the success of our marketing efforts and our ability to provide high quality services. We may find it necessary to increase our marketing budget or otherwise increase our financial commitment to creating and maintaining brand loyalty among users. If we fail to promote and maintain our brands or incur excessive expenses in an attempt to promote and maintain our brands, our business could be harmed.

 Privacy concerns could lead to legislation or new technology that could make it more difficult for us to deliver targeted advertising.

   Due to privacy concerns, some Internet commentators, consumer advocates and governmental officials have suggested that the use of cookies be limited or eliminated. In addition, certain currently available web browsers allow a user to delete cookies or prevent cookies from being stored on the user's hard drive, and technology that shields e-mail addresses, cookies and other electronic means of identification could become commercially accepted. Any reduction or limitation in the use of cookies through legislation, new technology or otherwise, could limit the effectiveness of our ad targeting, which could harm our business.

 We could face liability related to the privacy of personal information about our users.

   Our narrowband services use cookies to deliver targeted advertising, help compile demographic information about users and limit the frequency with which an advertisement is shown to the user. Cookies are placed on the user's hard drive, often without the user's knowledge or consent. We could face liability relating to the collection and use of this information, as well as other misuses such as unauthorized marketing. The Federal Trade Commission and some states have been investigating Internet companies regarding their use of personal information, and some groups have initiated legal action against Internet companies regarding their privacy practices. In addition, the United States federal and various state governments have proposed new laws restricting the collection and use of information regarding Internet users. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if government agencies choose to investigate our privacy practices.

 The sponsorship advertising we sell subjects us to financial and other risks.

   We derive a substantial portion of our revenues from sponsorship arrangements. These are advertising relationships under which third parties receive sponsored services and placements on our services in addition to traditional banner advertisements across our services. These arrangements expose us to potential financial risks, including the risk that we fail to deliver required minimum levels of user impressions, that third party sponsors do not perform their obligations under these agreements, or that they do not renew the agreements at the end of their term. These arrangements also require us to integrate sponsors' content with our services, which can require the dedication of resources and programming and design efforts to accomplish. We may not be able to attract additional sponsors or renew existing sponsorship arrangements when they expire.

   In addition, we have granted exclusivity provisions to some of our sponsors, and may in the future grant additional exclusivity provisions. These exclusivity provisions may have the effect of preventing us from accepting advertising or sponsorship arrangements from certain advertisers during the term of the agreements. Our inability to enter into further sponsorship or advertising arrangements as a result of any exclusivity arrangements could harm our business.

 Our equity investments in other companies may not yield any returns.

   We have made equity investments in many Internet companies, including joint ventures in other countries. In most instances, these investments are in the form of illiquid securities of private companies. These companies typically are in an early stage of development and may be expected to incur substantial losses. Due to recent market volatility, some of these companies may alter plans to go public, and others that have gone public have experienced or may experience significant decreases in the trading prices of their common stock. Our investments in these companies may not yield any return. Furthermore, if these companies are not successful, we could incur charges related to write-downs or write-offs of assets. We also record and continue to record a share of the net losses in some of these companies, up to our cost basis, if they are equity investments. We intend to continue to invest in illiquid securities of private companies and in joint ventures in the future. Losses or charges resulting from these investments could harm our operating results.

 We must maintain the security of our networks.

   We have in the past experienced security breaches in our networks. We have taken steps to prevent these breaches, to prevent users from sharing files via the @Home service and to protect against bulk unsolicited e-mail. However, actual problems with, as well as public concerns about, the security, privacy and reliability of our networks may inhibit the acceptance of our services.

   The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Internet. Any well-publicized compromise of security could deter more people from using the Internet or our services to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Because many of our advertisers seek to encourage people to use the Internet to purchase goods or services, our business could be harmed if this were to occur. We may also incur significant costs to protect against the threat of security breaches or to alleviate problems caused by these breaches.

 Our limited experience with international operations may prevent us from growing our business outside the United States.

   A key component of our strategy is to expand into international markets and offer broadband and narrowband services in those markets. We have limited experience in developing localized versions of our products and services and in developing relationships with international cable system operators. We may not be successful in expanding our product and service offerings into foreign markets. Some of our investments in international joint ventures include an option to purchase the interests of other joint venture stockholders which, if not exercised by a specified date, gives the other joint venture stockholders the right to purchase our interest in the joint venture for a nominal price. In addition to the uncertainty regarding our ability to generate revenues from foreign operations and expand our international presence, we face specific risks related to providing broadband and narrowband services in foreign jurisdictions, including:

  .  regulatory requirements, including the regulation of Internet access;

  . legal uncertainty regarding liability for information retrieved and replicated in foreign jurisdictions;

  . potential inability to use European customer information due to new European governmental regulations; and

  .  lack of a developed cable infrastructure in many international markets.

 We may be liable for our links to third-party web sites.

   We could be exposed to liability with respect to the third-party web sites that may be accessible through our services. These claims may allege, among other things, that by linking to web sites operated by third parties, we may be liable for copyright or trademark infringement or other unauthorized actions by third parties through these web sites. Other claims may be based on errors or false or misleading information provided by our services. Our business could be harmed due to the cost of investigating and defending these claims, even to the extent these types of claims do not result in liability.

 We may face potential liability from our electronic commerce-related advertising arrangements.

   Some of our advertising relationships provide that we may receive payments based on the amount of goods or services purchased by consumers clicking from our services to a seller's web site. These arrangements may expose us to legal risks and uncertainties, including potential liabilities to consumers of the advertised products and services. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

   Some of the liabilities that may result from these arrangements include:

  . potential liabilities for illegal activities that may be conducted by the sellers;

  . product liability or other tort claims relating to goods or services sold through third-party e-commerce sites;

  . claims for consumer fraud and false or deceptive advertising or sales practices;

  .  breach of contract claims relating to purchases; and

  . claims that items sold through these sites infringe third-party intellectual property rights.

   Even to the extent that these claims do not result in material liability, investigating and defending these claims could harm our business.

 Protection of our intellectual property rights is costly and difficult.

   We regard our intellectual property, including our patents, copyrights, trademarks, trade secrets, and similar intellectual property as critical to our success. We rely upon patents, trademark and copyright law, trade secret protection and confidentiality and license agreements to protect our proprietary rights. Effective protection of intellectual property may not be available in every country in which our products and services are available. We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate.

 We may be subject to intellectual property infringement claims which are costly to defend and could limit our ability to use certain technologies in the future.

   Many parties are actively developing Internet-related technologies. We believe that these parties will continue to take steps to protect these technologies, including seeking patent protection. As a result, we believe that disputes regarding the ownership of these technologies are likely to arise in the future. From time to time, parties assert patent infringement claims against us in the form of letters, lawsuits and other forms of communications. In addition to patent claims, third parties may assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights or alleging unfair competition.

   We may incur substantial expenses in defending against third-party infringement claims regardless of the merit of the claims. In the event that there is a determination that we have infringed third-party proprietary rights, we could incur substantial monetary liability and be prevented from using the rights in the future.

 Our business depends on the continued growth in Internet use.

   We operate in a new and rapidly evolving market. Our business may be adversely affected if usage of the Internet or other online services does not continue to grow. This growth could be hindered by a number of factors including the adequacy of the Internet's infrastructure to meet increased usage demands, privacy and security concerns and the availability of cost-effective services. Any of these issues could cause the Internet's performance or level of usage to decline.

 Our substantial leverage and debt service obligations may adversely affect our cash flow.

   We have substantial amounts of outstanding indebtedness, primarily from our convertible subordinated debentures due 2018 and our 4 3/4% convertible subordinated notes due 2006. We may be unable to generate cash sufficient to pay the principal of, interest on and other amounts due in respect of our indebtedness when due. As of March 31, 2000, the total principal amount of our debt outstanding was $942 million. Our substantial leverage could have significant negative consequences, including:

  . increasing our vulnerability to general adverse economic and industry conditions;

  .  limiting our ability to obtain additional financing;

  . requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures;

  . limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  . placing us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

 Future acquisitions could result in dilutive issuances of stock and the need for additional financing.

   We have typically paid for our acquisitions by issuing shares of our capital stock. In the future, we may effect other large or small acquisitions by using stock, and this will dilute our stockholders. We may also use cash to buy companies or technologies in the future, as we did for a portion of the purchase price for Bluemountain.com, and we may need to incur additional debt to pay for these acquisitions. Acquisition financing may not be available on favorable terms or at all. In addition, we will likely be required to amortize significant amounts of goodwill and other intangible assets in connection with future acquisitions, which will have a material effect on our results of operations.

 We must manage our growth.

   Our growth and recent acquisitions have placed a significant strain on our managerial, operational, and financial resources. For example, we have grown from 570 employees at December 31, 1998 to more than 2,400 employees at March 31, 2000. In addition, we plan to continue to hire additional personnel. To manage our growth, we must continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Any failure to manage growth effectively could harm our business.

 Government regulation and legal uncertainties relating to the Internet could hinder the popularity of the Internet.

   New Internet privacy and other laws. There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, content and the characteristics and quality of products and services. For example:

  . The United States federal government and various state governments have proposed limitations on the collection and use of information regarding Internet users. In October 1998, the European Union adopted a directive that may result in limitations on our ability to collect and use information regarding Internet users in Europe.

  . Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet.

  . A portion of the Telecommunications Act, which has since been ruled unconstitutional, sought to prohibit transmitting certain types of information and content over the Internet.

   Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Internet. Any new laws or regulations relating to the Internet could harm our business.

   Tax laws. The tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by certain foreign governments that could impose taxes on the sale of goods and services and certain other Internet activities. Our business may be harmed by the passage of laws in the future imposing taxes or other burdensome regulations on online commerce.

   Other jurisdictions. Because our service is available in multiple states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of these states and foreign countries. If we fail to qualify as a foreign corporation in a jurisdiction where we are required to do so, we could be subject to taxes and penalties.

 We could face liability for defamatory or indecent content provided on our services.

   Claims could be made against Internet and online service providers under both United States and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose this liability are currently pending against Internet and online services providers. Our insurance may not adequately protect us from these types of claims.

   In addition, legislation has been proposed that prohibits, or imposes liability for, transmission over the Internet of indecent content. The imposition upon Internet and online service providers of potential liability for information carried on or disseminated through their systems could require us to implement measures to reduce our exposure to this liability. This may require that we expend substantial resources or discontinue service or product offerings. The increased focus on liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. Furthermore, governments of some foreign countries, such as Germany, have enacted laws and regulations governing content distributed over the Internet that are more strict than those currently in place in the United States. One or more of these factors could significantly harm our business.

 Our future success depends on our ability to attract, retain and motivate highly skilled employees.

   Our future success depends on our ability to attract, retain and motivate highly skilled employees. Competition for employees in the Internet industry is intense, particularly in the Silicon Valley where we are headquartered. Due to the recent decline in the trading price of our common stock, we may face challenges in attracting and retaining employees. Additionally, the exercise price of a significant portion of our equity awards such as stock options may be higher than the current trading price of our stock, and such stock options may not retain the incentive effect intended at the time of issuance. We may issue additional equity awards from time to time to retain employees and this may dilute existing shareholders. We may be unable to attract, assimilate or retain other highly qualified employees in the future. We have from time to time experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Recently, several members of executive management have resigned from our company, and although we have replaced most of these employees, the new employees have generally not had previous experience working together with each other or other members of executive management. The risk of attracting and retaining qualified employees is compounded by the fact that we are controlled by our principal cable partners or by AT&T alone if the transactions contemplated by the recently-announced agreements with our cable partners become effective, and therefore we may not have the same flexibility as a typical Silicon Valley company to pursue initiatives proposed by management. Furthermore, certain key employees possess marketing, technical and other expertise which is important to the operations of our business, and if these employees leave, we may not be able to replace them with employees possessing comparable skills.

Risks Relating to Excite@Home's Broadband Services

 Our broadband business is unproven, and it may not achieve profitability.

   The profit potential of our broadband business model is unproven and our broadband services may not achieve widespread consumer or commercial acceptance. We have had difficulty predicting whether the pricing models or revenue sharing arrangements with our cable partners for our broadband services will prove to be viable, whether demand for our broadband services will continue at the prices our cable partners charge for our broadband services, or whether current or future pricing levels will be sustainable. If these pricing levels are not achieved or sustained or if our broadband services do not achieve or sustain broad market acceptance, our business will be significantly harmed.

 Growth of our broadband service may be inhibited by factors beyond our control.

   Our ability to increase the number of subscribers to our broadband service to achieve our business plans and generate future revenues will depend on many factors which are beyond our control. For instance, some of our cable partners have not achieved the subscriber levels that we had originally anticipated. Other factors include:

  . the rate at which our current and future cable partners upgrade their cable infrastructures for two-way data services;

  . our ability and the ability of our cable partners to coordinate timely and effective marketing campaigns with the availability of cable infrastructure upgrades;

  . the success of our cable partners in marketing and installing the @Home service in their local cable areas;

  . the prices that our cable partners set for the @Home service and for its installation;

  . the speed at which our cable partners can complete the installations required to initiate service for new subscribers;

  . the commercial availability of self-installable, two-way modems that comply with the recently adopted interface standards known as DOCSIS, and the success of the roll-out of these products with the @Home service; and

  . the quality of customer and technical support our cable partners provide.

 We need to add subscribers at a rapid rate for our broadband business to succeed, but we may not achieve our subscriber growth goals.

   Our actual revenues or the rate at which we add new subscribers may differ from our forecasts. We may not be able to increase our subscriber base enough to meet our internal forecasts or the forecasts of industry analysts or to a level that meets the expectations of investors. The rate at which subscribers have increased in the past does not necessarily indicate the rate at which subscribers may be expected to grow in the future.

 Our broadband subscriber growth is limited by installation and price constraints.

   Installation of the @Home service generally requires a customer service representative employed by a cable partner to install a cable modem at a customer's location and therefore can be time consuming. If we are unable to speed the installation of our service, our subscriber growth could be constrained. Moreover, the @Home service is currently priced at a premium to many other online services, and large numbers of subscribers may not be willing to pay a premium for the service. Recently, companies have begun to offer free Internet access with the purchase of personal computers and some Internet service providers have reduced or eliminated Internet access charges in exchange for placing advertisements on a customer's computer screen. If these promotions become more widely used, or if Internet access fees decline, consumers may be less willing to pay a premium for broadband services, or our broadband services in particular.

 If we cannot maintain the scalability and speed of our @Home broadband network, customers will not accept our broadband services.

   Due to the limited deployment of our broadband services, the ability of our broadband network to connect and manage a substantial number of subscribers at high transmission speeds is unknown. Therefore, we face risks related to our network's ability to be scaled up to accommodate increased subscriber levels while maintaining performance. Our network may be unable to achieve or maintain a high speed of data transmission, especially as the number of our subscribers increases. Because of our reliance on regional data centers and the cable infrastructure located in particular geographic areas to support our broadband services, our and our cable partners' infrastructure must also be able to accommodate increased subscribers in a particular area. If the existing infrastructure for a geographic area does not accommodate additional subscribers, network performance for an area could decline causing us to lose subscribers in that area, especially if a cable partner was unwilling to upgrade its infrastructure in that area.

   In recent periods, the performance of the @Home network has experienced some deterioration in some markets partially as a result of subscriber abuse of the @Home service. While we are seeking to eliminate this abuse by enforcing our acceptable-use policy and by limiting users' upstream bandwidth, our failure to do so may result in slower network performance and reduced customer demand for our services.

 If new "DOCSIS" compliant and self-installable cable modems are not deployed timely and successfully, our subscriber growth could be constrained.

   Currently, each of our subscribers must typically obtain a cable modem from a cable partner to access the @Home service. The North American cable industry has recently adopted interface standards known as

DOCSIS for hardware and software to support the delivery of data services over the cable infrastructure utilizing compatible cable modems. Some of our cable partners have chosen to delay deployments of the @Home service until the commercial availability of DOCSIS-compliant cable modems is widespread, among other reasons. Also, cable modem manufacturers have experienced, and may continue to experience, production and delivery problems with cable modem components that may restrict the number of modems available. Cable modem manufacturers may also delay the production or delivery of cable modems for various economic or other reasons. Subscriber growth could be constrained and our business could be significantly harmed if our cable partners choose to slow the deployment of the @Home service because they are not able to obtain a sufficient quantity of DOCSIS-compliant modems and if such modems do not become widely available through other channels.

   We believe that our ability to meet our subscriber goals depends on the degree to which two-way cable modems become widely available in channels such as personal computer manufacturers and retail outlets. Currently, this widespread availability has not yet occurred. In addition, these modems must be easy for consumers to install themselves, rather than requiring a customer service representative to perform the installation. If two-way cable modems do not become quickly available in outlets other than through cable television companies, or if they cannot be installed easily by consumers, it would be difficult for us to attract large numbers of additional subscribers and our business would be harmed.

 Our broadband business may be impacted by cable access proposals and other government regulation.

   Currently, our broadband services are not directly subject to regulations of the Federal Communication Commission or any other federal, state or local communications regulatory agency. However, there may be changes in the regulatory environment relating to the Internet, cable television or telecommunications markets. These changes could require regulatory compliance by us, impact our exclusivity arrangements or limit our ability to provide broadband services to our subscribers, and therefore could adversely affect our revenues and results of operations. Such possible government regulations include the following:

  . The FCC or local agencies could require our cable partners to grant competitors access to their cable systems. GTE, MindSpring Enterprises, Inc., Consumers Union and other parties have requested Congress, the Federal Communications Commission and state and local authorities to require cable operators to provide Internet and online service providers with unbundled access to their cable systems. Some parties have also attempted to petition for unbundled access under existing cable franchising rules, such as those for local programming access. If we or our cable partners are classified as common carriers, or if government authorities require third-party access to cable networks or unaffiliated Internet service providers, our competitors may be able to provide service over our cable partners' systems. The rates that our cable partners charge for this third-party access, or for the @Home services, could also be subject to rate regulation or tariffing requirements.

  . Local governmental proceedings. Some local jurisdictions, including Portland and Multnomah County, Oregon and Broward County, Florida, have imposed third-party access requirements on AT&T and other cable companies operating in those communities. The imposition of these requirements has been challenged in Federal Courts. In June 1999, a U.S. District Court upheld the third-party access requirement imposed on AT&T by Portland and Multnomah County. This decision was appealed to the U.S. Court of Appeals for the Ninth Circuit and arguments were presented to the court in November 1999. Although appeals decisions have no time limit, most rulings occur within three to twelve months after the date arguments are presented. Numerous other local jurisdictions have considered or are considering imposing similar third-party access requirements and other municipalities may consider imposing similar requirements in the future.

  . Other litigation. In October 1999, GTE filed a lawsuit in a U.S. District Court and in November 1999, a class action was filed, each alleging violations by us of the federal antitrust laws. Although it is too early to predict the outcome of this litigation, we could be forced to pay damages, allow other service providers to utilize our network, otherwise alter the way we do business or incur significant costs in defending these litigations. Any of these outcomes could harm our business. In addition, others could initiate litigation on similar legal theories in the future.

  . Federal regulation. Regulatory changes that affect telecommunications costs, limit usage of subscriber-related information or increase competition from telecommunications companies could affect our pricing or ability to market our broadband services successfully. For example, changes in the regulation of cable television rates may affect the speed at which our cable partners upgrade their cable systems to carry our broadband services.

  . Regulation by local franchise authorities. Many of our United States cable partners' local cable affiliates have elected to classify the provision of the @Home service as an additional cable service under their local franchise agreements, and to pay franchise fees under those agreements. Local franchise authorities may attempt to subject cable systems to higher or different franchise fees, taxes or other requirements in connection with their distribution of the @Home service. There are thousands of franchise authorities, and thus it would be difficult or impossible for us or our cable partners to operate without a uniform set of franchise requirements.

 We could lose subscribers, distribution relationships and revenues related to broadband services to our competitors.

   The markets for consumer and business broadband services are extremely competitive, and we expect that competition will intensify in the future. Our most direct competitors for broadband services include the following:

  . Providers of cable-based Internet services. Media One Group, which AT&T has agreed to acquire, and Time Warner Inc. have deployed high-speed Internet access services over their local cable networks through their own cable-based Internet service, Road Runner. We currently compete with Road Runner to establish distribution arrangements with cable system operators and we may compete for subscribers in the future if and when our cable partners cease to be subject to their exclusivity obligations. In addition, we compete with other providers of cable-based Internet services, such as ISP Channel, Inc. and High Speed Access Corporation.

  . Telecommunications providers. We compete with national long-distance and local exchange carriers that offer high-speed, Internet access services such as asymmetric digital subscriber line, known as DSL. Recently, these services have been offered in a number of areas and at lower prices than in the past. If the advanced services offered by these companies are deregulated, this would further enhance the ability of these companies to compete against our services.

  . Internet and online service providers. We compete with Internet service providers that provide basic Internet access services, online service providers such as America Online, and other Internet portals and online services that have announced broadband strategies, such as Yahoo!.

  . Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources, larger subscriber bases, longer operating histories, greater name recognition and more established relationships with advertisers and content and application providers than we do. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote more resources to developing Internet services or online content than we can. We may not be able to compete successfully against current or future competitors. Competitive pressures could significantly impact the growth of our broadband subscriber base and our ability to renew and enter into new distribution agreements and as a result may hurt our revenues.

  . The proposed merger between America Online and Time Warner Inc. creates uncertainties about which cable markets will be served by Road Runner on an exclusive or non-exclusive basis, and the merger may improve Road Runner's ability to negotiate distribution agreements with cable system operators. Additionally, our principal shareholder, AT&T, will have a substantial ownership interest in Time Warner and Road Runner if its proposed merger with MediaOne is completed. This relationship between America Online, AT&T, Time Warner and Road Runner creates further uncertainties about which cable markets we will be able to serve and under what terms. The proposed merger would also give America Online, the dominant dial-up Internet service provider, the ability to utilize Road Runner's technology as a basis for leveraging its marketing prowess and extensive subscriber base to compete for customers in our cable markets once our exclusivity agreements have expired. As a result, we may face intense long-term competition for customers in previously exclusive cable markets.

 Our dependence on our network to provide our broadband services exposes us to a significant risk of system failure.

   Our broadband service operations are dependent upon our ability to support our highly complex network infrastructure and avoid damage from fires, earthquakes, floods, power losses, telecommunications failures and similar events. The occurrence of a natural disaster or other unanticipated problem at our network operations center or at a number of our regional data centers could cause interruptions in our broadband services. Additionally, failure of our cable partners or companies from which we obtain data transport services to provide the data communications capacity that we require, for example as a result of natural disaster or operational disruption, could cause interruptions in our broadband services. Any damage or failure that causes interruptions in our network operations could harm our business.

Risks Related to Our Relationships With Our Cable Partners

   The success of our business depends on our relationships with our cable partners. We recently announced extended and modified distribution agreements with AT&T, Comcast and Cox, which are subject to stockholder and regulatory approvals, and we also have distribution agreements with other cable partners. Additionally, we have agreed not to provide a variety of Internet services in the areas covered by our cable partners. Our agreements with our cable partners are complex and some of the risks associated with these relationships are set forth below. Please also refer to our proxy statement for our 2000 annual stockholders meeting for a further description of these agreements.

 We depend on our cable partners to upgrade to the two-way cable infrastructure necessary to support the @Home service; the availability and timing of these upgrades are uncertain.

   Transmission of our broadband services depends on the availability of high-speed two-way hybrid fiber coaxial cable infrastructure. However, only a portion of existing cable plant in the United States and in some international markets has been upgraded to two-way hybrid fiber coaxial cable, and even less is capable of high-speed two-way transmission. As of March 31, 2000, approximately 43% of our North American cable partners' cable infrastructure was capable of delivering the @Home service. Our cable partners have announced and are implementing major infrastructure investments in order to deploy two-way hybrid fiber coaxial cable. However, these investments have placed a significant strain on the financial, managerial, operating and other resources of our cable partners, most of which are already highly leveraged. Therefore, these infrastructure investments have been, and we expect will continue to be, subject to change, delay or cancellation. Furthermore, because of consolidation in the cable television industry, as well as the sale or transfer of cable assets among cable television operators, many cable companies have delayed upgrading particular systems that they plan to sell or transfer. If these upgrades are not completed in a timely manner, our broadband services may not be available on a widespread basis and we may not be able to increase our subscriber base at the rate we anticipate. Although our commercial success depends on the successful and timely completion of these infrastructure upgrades, most of our cable partners are under no obligation to upgrade systems or to introduce, market or promote our broadband services. As has happened in the past, even if a cable partner upgrades its cable infrastructure, the upgraded infrastructure may not function properly, and therefore may cause a delay in the availability of our broadband services for particular areas. The failure of our cable partners to complete these upgrades in a timely and satisfactory manner, or at all, would prevent us from delivering broadband services and would significantly harm our business.

 Our cable partners are not generally obligated to carry our broadband services, and the exclusivity obligations that prevent them from carrying competing services may be terminated.

   Most of our cable partners are currently subject to exclusivity obligations that prohibit them from obtaining high-speed, greater than 128 kilobits per second, residential consumer Internet services from any source other than us. However, our cable partners are generally under no affirmative obligation to carry any of our broadband services. The current exclusivity obligations of our principal cable partners, AT&T, Comcast, Cox and Cablevision, expire on June 4, 2002, and may be terminated sooner under some circumstances, as follows:

  . under the new agreements, Comcast or Cox may terminate their exclusivity obligations to us, or their entire relationship with us, at any time on or after June 4, 2001 by providing six months' prior written notice, with the termination to become effective on the first June 4 or December 4 following this notice period, provided that they forfeit newly-issued warrants to purchase shares of our Series A common stock;

  . under the new agreements, Comcast may terminate its current exclusivity obligations at any time if required to do so by Microsoft pursuant to an agreement between those companies, in which case we may repurchase a portion of Comcast's equity interest in Excite@Home;

  . any principal cable partner may terminate all of its exclusivity obligations upon a change in law that materially impairs its rights;

  . Comcast or Cox may terminate all exclusivity obligations of our principal cable partners at any time if there is a change of control of TCI that results within 12 months in the incumbent TCI directors no longer constituting a majority of TCI's board. AT&T, TCI, Comcast and Cox have agreed, however, that AT&T's acquisition of TCI did not constitute a change of control under the terms of the original agreement; and

  . Comcast or Cox may terminate the exclusivity provisions of our principal cable partners as of June 4 of each year if AT&T and its affiliates do not meet specified subscriber penetration levels for the @Home service.

   Under the new agreements, Comcast and Cox were granted the right to sell their shares of our Series A common stock to AT&T for a minimum price of $48 a share at any time between January 1, 2001 and June 4, 2002. This right could make it easier for Comcast or Cox to terminate their relationship with us should they choose to do so.

   Additionally, under the new agreements, once the current exclusivity obligations expire on June 4, 2002, these cable partners have agreed to use us as their provider of platform and connectivity services used in delivering their high-speed Internet access services over their cable systems in the United States through June 4, 2008 with respect to AT&T, and through June 4, 2006 with respect to Comcast and Cox. However, these agreements do not prohibit these cable partners from offering consumers a choice to use other service providers after June 4, 2002, or sooner with respect to Comcast or Cox if they terminate their exclusivity obligations. Comcast or Cox may terminate this new agreement at any time by providing six months' prior written notice, with the termination to become effective on the first June 4 or December 4 following this notice period.

   If the exclusivity obligations of our cable partners or our new agreements with these cable partners are terminated, our business could be harmed significantly and our stock price would likely suffer an immediate drop.

 The letter agreement that we entered into with AT&T, Comcast and Cox on March 28, 2000 may subject us to legal risks.

   On May 26, 2000, a purported class action suit was initiated in the San Mateo County Superior Court by an alleged Excite@Home stockholder against Excite@Home, AT&T Corp., Comcast Corporation and Cox

Communications, Inc., as well as each member of our board of directors. The complaint alleges that the defendants breached fiduciary duties to Excite@Home stockholders by approving or entering into, as applicable, the letter agreement among Excite@Home, AT&T, Comcast and Cox on March 28, 2000, and by agreeing to consummate the transactions contemplated by this agreement. In the complaint, the plaintiffs seek a court order nullifying the letter agreement, monetary damages, and a court order establishing a stockholders' committee comprised of unidentified class members to provide input regarding the transactions contemplated by the letter agreement. We believe this action is without merit, and intend to defend against this action vigorously. If the plaintiffs prevail, we may not be able to proceed with the transactions proposed by the letter agreement, which could seriously harm our business.

   We have received notice from Cablevision Systems Corporation that Cablevision asserts that the letter agreement dated March 28, 2000 among Excite@Home, AT&T, Comcast and Cox violates the terms of our agreements with Cablevision, and that Cablevision's consent to the March 28 letter agreement is required before we can proceed with the transactions contemplated by that agreement. Cablevision proposed that it be added as a party to the letter agreement under the same terms as were granted to Comcast and Cox under the letter agreement, or alternatively that we negotiate a termination of the relationship between us and Cablevision. We disagree with Cablevision's assertion that its consent is required for us to consummate the transactions contemplated by the letter agreement.

 Our cable partners may offer services that compete with the @Home service, but we are prohibited from offering competing services.

   Many of our cable partners' exclusivity obligations are limited to high-speed residential Internet services and do not extend to various services that they may offer without us. These services include, but are not limited to, telephony services, commercial and business services similar to our @Work service, Internet services that do not use the cable television infrastructure or do not require use of an Internet backbone and limited Internet services including streaming video and other downstream-only services. By providing these services, most cable partners can compete, directly or indirectly, with our broadband delivery activities.

   Until the expiration of our principal cable partners' exclusivity obligations, we may not offer the services described above using their plant, or to residences in the geographic areas served by their cable systems, without their consent. These restrictions apply even if we have integrated such a service with the @Home service in another geographic area. For example, in order to provide streaming video longer than 10 minutes in duration, we must seek a principal cable partner's consent or negotiate a separate agreement, including a new revenue split, if applicable, prior to offering the service. We must similarly obtain our cable partners' consent or execute a separate agreement to provide broadband services over alternate platforms including fixed wireless, cellular or DSL infrastructures to any residential customers in the cable partners' geographic area. If our principal cable partners do not allow us to offer broadband services over alternate platforms, our market for such services will be severely limited and our business could be harmed.

 We depend on our cable partners to promote our services and obtain new subscribers.

   The rate at which we are able to obtain new subscribers depends not only on the degree to which our cable partners upgrade their cable systems but also on the level and effectiveness of the efforts of our cable partners to promote our services. Our cable partners have achieved different levels of subscriber penetration. In Canada, for example, where our cable partners have high levels of upgraded cable systems and faced early competition from other providers of high speed data services, we have relatively high levels of subscriber penetration (exceeding those in the United States). Among our principal U.S. cable partners, AT&T, Cox and Comcast are actively promoting our services and are beginning to increase their penetration rates. Cablevision, however, has deployed our service to only a small number of subscribers and continues to offer its own online service called Optimum Online to the majority of subscribers in cable systems deployed to date. We cannot predict the rate at which our cable partners will add new subscribers to our services. If our cable partners do not actively and effectively promote our services, we will not be able to reach the level of subscribers necessary to achieve a profitable business model.

   Cablevision has proposed that it be added as a party to the letter agreement that we entered into with our principal cable partners on March 28, 2000 under the same terms as were granted to Comcast and Cox under the letter agreement, or alternatively that we negotiate a termination of the relationship between us and Cablevision. We are also engaged in discussions with Cablevision concerning disputes as to our respective obligations and performance with respect to the distribution of the @Home service under the existing agreements. At this time, we do not know what the result of our negotiations with Cablevision regarding these matters will be, nor whether Excite@Home will continue to be a partner of Cablevision under our existing agreements once these negotiations are concluded.

 We are currently controlled by our principal cable partners, and may become subject to control by AT&T, and our interests may not always align with AT&T or our other principal cable partners.

   AT&T controls approximately 55% of our voting power. Currently, four of our eleven directors are directors, officers or employees of AT&T or its affiliates. AT&T currently owns all 30.8 million outstanding shares of our Series B common stock, each of which carries ten votes per share. This Series B common stock ownership gives AT&T the right to elect five Series B directors, one of which is designated by Comcast and one of which is designated by Cox. Currently, our board may take action only if approved by the board and by at least 75%, or four of the five, of our Series B directors. As a result, corporate actions generally require the approval of AT&T's three Series B directors and one, or in some cases both, of the directors designated by Comcast and Cox. Therefore, Comcast and Cox, acting together, may veto any board action.

   Under our new agreements with these cable partners, AT&T will acquire additional voting control over us. If the transactions contemplated by these agreements become effective, AT&T will have the right to elect at least a majority of the board of directors. Comcast and Cox will waive their right to elect directors to our board and their designees will resign their board positions. All board actions will be decided by a majority vote of the board.

   Currently, we depend on a continuing cooperative relationship with our principal cable partners in order to approve board action and in order to take action that requires stockholder consent. If the transactions contemplated by our new agreements with our cable partners become effective, we will be subject to both board and stockholder voting control by AT&T. It is possible that the objectives of these companies, or AT&T if the transactions contemplated by our new agreements become effective, will diverge from what management considers to be our optimum strategy.

 Warrants issued to our cable partners may result in additional dilution to our stockholders.

   We have entered into agreements with Cablevision, Rogers, Shaw and other cable partners under which we issued warrants to purchase shares of our Series A common stock. Under these agreements, warrants to purchase approximately 29.7 million shares of our Series A common stock at an average price of $2.09 per share were exercisable as of March 31, 2000.

   Under our new agreements with our principal cable partners, we granted or will grant warrants to Comcast and Cox to purchase two shares of Series A common stock and warrants to AT&T to purchase one share of Series A common stock and one share of Series B common stock, for each home passed by the cable systems located in the United States operated by each respective cable partner. Warrants for an estimated 85 million shares in aggregate will be issued, and each warrant will have an exercise price of $29.54 per share. We may grant additional warrants in the future depending on increases in homes passed by cable systems owned by these cable partners. Additionally, approximately 50 million shares of Series A common stock held by AT&T will be converted into shares of Series B common stock, each share of which entitles AT&T to 10 votes and which will therefore result in additional voting power for AT&T. We will record the fair values of the warrants as they are earned by the cable partners and amortize such amounts to operations over the terms of the new distribution agreements.

   To the extent that our principal cable partners, Cablevision, Rogers, Shaw or other cable partners become eligible to and exercise their warrants, our stockholders would experience substantial dilution. We also may issue additional stock, or warrants to purchase stock, at prices equal to or less than fair market value in connection with efforts to expand distribution of the @Home service.

Risks Related to Our Narrowband Services

 Our narrowband services could lose users, advertisers and revenues to competitors.

   Our narrowband services compete with a number of companies both for users and advertisers and, therefore, for revenues. We expect this competition will intensify, particularly because there are few barriers to entry in this market. These competitors include:

  . Internet portal companies such as Disney's Go Network, Lycos, Netscape's Netcenter, NBCi and Yahoo!;

  . online service providers such as America Online and Microsoft's MSN service;

  . large media companies such as CBS, NBC, Time Warner and USA Networks, Inc., who have announced initiatives to develop web services or partner with web companies; and

  . providers of a wide variety of online information, entertainment and community services such as services that are targeted to vertical markets or electronic commerce services.

   Many providers of Internet services have been entering into distribution arrangements, co-branding arrangements, content arrangements and other strategic partnering arrangements with ISPs, online service providers, providers of web browsers, operators of high-traffic web sites and other businesses in an attempt to increase traffic and page views, thereby making their web sites more attractive to advertisers, while also making it more difficult for consumers to link to services. To the extent that our direct competitors or other web site operators are able to enter into successful strategic relationships, these competitors and web sites could experience increases in traffic and page views, or the traffic and page views on our narrowband services could remain constant or decline, either of which could harm our business by making these web sites appear more attractive to advertisers.

   Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories in the Internet market, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we have. These competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distribution partners, advertisers and content providers. Further, it is possible that our competitors could develop search and retrieval services or other online services that are equal or superior to ours or that achieve greater market acceptance than our offerings.

   The Internet in general, and our narrowband services specifically, also must compete with traditional advertising media, such as print, radio and television, for a share of advertisers' total advertising budgets. To the extent that the Internet is not perceived as an effective advertising medium, advertisers may be reluctant to devote a significant portion of their advertising budgets to Internet advertising.

   The proposed merger between Time Warner Inc. and America Online announced in January 2000 would create a very large, diverse media conglomerate. The combined companies may be able to use their diverse media holdings and Internet service delivery capabilities to develop or expand Internet services and content that could attract a significant number of new users and increased traffic. Additionally, America Online will likely use Time Warner's subscription-based services as an advertising mechanism to attract users to the Internet access services provided by America Online and Road Runner. Increased competition for users of Internet services and content may result in lower subscriber growth rates for our online and Internet services and lower advertising rates and decreased demand for advertising space on our web sites.

 If usage of Internet portal sites by Internet users declines, our business could be harmed.

   The success of our Internet portal web sites is also dependent on Internet users continuing to use "portal" web sites for their information needs. Some Internet measurement services have reported that the number of unique users of Internet portal sites has been decreasing in recent periods. If Internet users begin to become less dependent on portal sites, and instead go directly to particular web sites, our traffic levels could decrease as measured by unique users, reach and pages views. As a result, the number of advertising impressions and the attractiveness of our sites to advertisers could be impacted, which would harm our media and advertising revenues.

 Our systems may not be able to accommodate increases in the number of users of our narrowband services.

   Our web sites for the Excite Network are currently hosted and operated on a computer network infrastructure separate from our broadband services. The Excite Network must accommodate a high volume of traffic and deliver frequently-updated information. The web sites for the Excite Network have in the past, and may in the future, experience slower response times or other problems for a variety of reasons. We also depend on third party information providers to provide updated information and content for these services on a timely basis. The Excite Network could experience disruptions or interruption in service due to the failure or delay in the transmission or receipt of this information. In addition, the users of these Excite Network services depend on Internet service providers, online service providers and other web site operators for access to the Excite Network. Each of these parties has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of occurrences could cause users to perceive the Excite Network as not functioning properly and therefore cause them to use other services.

 We depend on several third-party relationships for users, advertisers and revenues.

   We depend on a number of third party relationships to provide users and content for the Excite Network, including agreements for links to our services to be placed on high-traffic web sites and agreements for third parties to provide content, games and e-mail for narrowband web sites. We are not guaranteed of recouping our investments in these agreements through additional users or advertising revenues, and we may have to pay penalties for terminating agreements early. Some of these third parties could become our competitors, or provide their services to our competitors, upon termination of such relationships. If these relationships are terminated and we are not able to replace them, we could lose users or advertisers.

Risks Related to this Offering

 The notes are subordinated to senior indebtedness

   The notes will be unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all secured senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligation on the notes could be adversely affected. As of April 30, 2000, we had approximately $3.4 million of senior indebtedness outstanding. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur other additional debt and liabilities. See "Description of Notes--Subordination of Notes."

 We conduct a substantial portion of our operations through our subsidiaries, which may affect our ability to make payments on the notes

   A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

   Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

   Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. As of April 30, 2000, our subsidiaries had liabilities, including lease obligations and trade payables but excluding intercompany liabilities, of approximately $74.8 million. These subsidiaries may incur additional liabilities in the future.

 We may be unable to redeem the notes upon a fundamental change

   Upon a fundamental change, you may require us to redeem all or a portion of your notes. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. In addition, in certain situations, a fundamental change would result in an event of default under or existing debentures. Any future credit agreements or other agreements relating to our indebtedness may contain similar provisions, or expressly prohibit the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under this indenture, which might constitute a default under the terms of our other indebtedness. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Excite@Home. See "Description of Notes--Redemption at Option of the Holder."

 A public market may not develop for the notes

   Prior to the offering there has been no trading market for the notes. The initial purchasers have advised us that they currently intend to make a market in the notes. However, the initial purchasers are not obligated to make a market and may discontinue this market making activity at any time without notice. In addition, market-making activity by the initial purchasers will be subject to the limits imposed by the Securities Act and the Exchange Act. As a result, we cannot assure you that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be seriously harmed.

 Our stock price may continue to experience large short-term fluctuations, which may significantly affect the trading price of the notes

   In recent periods, the price of our Series A common stock has fluctuated greatly. Fluctuations in the trading price of our Series A common stock will affect the trading price of the notes. These price fluctuations have been rapid and severe and have left investors little time to react. The price of our Series A common stock may continue to fluctuate greatly in the future due to a variety of company specific factors, including:

  .  quarter to quarter variations in our operating results;

  . shortfalls in revenue or earnings from levels expected by securities analyst;

  . announcements of technological innovations or new products or services by other companies; and

  . announcements by AT&T and our other partners relating to their relationship with us or their deployment of the @Home service.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The ratio of earnings to fixed charges for each of the periods indicated is as follows (in thousands):

                           Period from
                         March 28, 1995           Year ended December 31,
                         (inception) to   ------------------------------------------
                        December 31, 1995   1996      1997      1998        1999
                        ----------------- --------  --------  ---------  -----------
Deficiency of earnings
 available to cover
 fixed charges.........      $(2,756)     $(24,513) $(55,717) $(144,179) $(1,457,638)

   These computations include us and our consolidated subsidiaries. Earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense we believe to be representative of interest.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the notes or the Series A common stock by the selling securityholders under this prospectus. On December 20, 1999, we received approximately $486 million from the sale of the notes, after deducting estimated expenses and the placement agents' discount. We used $350 million of this amount to finance the cash component of the purchase price for Bluemountain.com. We have used and intend to use the remaining net proceeds for general corporate purposes, including working capital and capital expenditures.

                                DIVIDEND POLICY

   We have never paid any cash dividends on our Series A common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

                              DESCRIPTION OF NOTES

   The notes were issued under an indenture dated as of December 1, 1999, between Excite@Home and State Street Bank and Trust Company of California, N.A., as trustee. You may request a copy of the indenture from the trustee.

   The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

   As used in this "Description of Notes" section, references to "Excite@Home," "we," "our" or "us" refer solely to At Home Corporation and not its subsidiaries.

General

   The notes are general unsecured obligations of Excite@Home. Our payment obligations under the notes are subordinated to our senior indebtedness as described under "--Subordination of Notes." The notes are convertible into Series A common stock as described under "--Conversion of Notes." The notes are limited to $500,000,000 aggregate principal amount. The notes were issued in denominations of $1,000 and multiples of $1,000. The notes will mature on December 15, 2006 unless earlier converted, redeemed at our option or redeemed at your option upon a fundamental change.

   We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt, including senior indebtedness, or issuing or repurchasing our securities.

   You are not afforded protection in the event of a highly leveraged transaction or a change in control of Excite@Home under the indenture except to the extent described below under "--Redemption at Option of the Holder."

   We will pay interest on June 15 and December 15 of each year, beginning June 15, 2000 to record holders at the close of business on the preceding June 1 and December 1, as the case may be, except:

  . interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date; and

  .  as set forth in the next sentence.

   In case you convert your note into Series A common stock during the period after any record date but prior to the next interest payment date either:

  . we will not be required to pay interest on the interest payment date if the note has been called for redemption on a redemption date that occurs during this period; or

  . we will not be required to pay interest on the interest payment date if the note is to be redeemed in connection with a fundamental change on a repurchase date that occurs during this period; or

  . if otherwise, any note not called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See "--Conversion of Notes."

   We maintain an office in the Borough of Manhattan, the City of New York for the payment of interest, which shall initially be an office or agency of the trustee.

   We may pay interest either:

  . by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

  .  by transfer to an account maintained by you in the United States.

   However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Form, Denomination and Registration

   The notes were issued:

  .  in fully registered form;

  .  without interest coupons; and

  . in denominations of $1,000 principal amount and integral multiples of $1,000.

 Global Note, Book-Entry Form

   Notes sold to "qualified institutional buyers" as defined in Rule 144A under the Securities Act, whom we refer to as QIBs, are evidenced by global notes. We have deposited the global notes with DTC and registered the global notes in the name of Cede & Co. as DTC's nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

   QIBs may hold their interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are participants in DTC (called "participants"). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

   QIBs who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called "indirect participants"). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

  .  not be entitled to have certificates registered in their names;

  . not receive physical delivery of certificates in definitive registered form; and

  .  not be considered holders of the global note.

   We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

  . for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

  . for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

   We have been informed that DTC's practice is to credit participants' accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants are the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in "street name."

   Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

   Neither Excite@Home, the trustee, registrar, paying agent nor conversion agent have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

   DTC has advised us that it is:

  . a limited purpose trust company organized under the laws of the State of New York;

  .  a member of the Federal Reserve System;

  . a "clearing corporation" within the meaning of the Uniform Commercial Code; and

  . a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

   DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

   DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

 Certificated Notes

   One note, which was sold to an investor that is an institutional accredited investor, was issued in certificated form. In addition, QIBs may request that certificated notes be issued in exchange for notes represented by a global note.

Conversion of Notes

   You may convert your note, in whole or in part, into Series A common stock through the final maturity date of the notes, subject to prior redemption of the notes. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your conversion election. You may convert your notes in part so long as this part is $1,000 principal amount or an integral multiple of $1,000. If any notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default exists at the time of conversion.

   The initial conversion price for the notes is $56.52 per share of Series A common stock, subject to adjustment as described below. We will not issue fractional shares of Series A common stock upon conversion of notes. Instead, we will pay cash equal to the market price of the Series A common stock on the business day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

   To convert your note into Series A common stock you must:

  . complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

  .  surrender the note to the conversion agent;

  .  if required, furnish appropriate endorsements and transfer documents;

  .  if required, pay all transfer or similar taxes; and

  . if required, pay funds equal to interest payable on the next interest payment date.

   The date you comply with these requirements is the conversion date under the indenture.

   We will adjust the conversion price if the following events occur:

  (1) we issue Series A common stock as a dividend or distribution on our Series A common stock;

  (2) we issue to all holders of Series A common stock certain rights or warrants to purchase our Series A common stock;

  (3)  we subdivide or combine our Series A common stock;

  (4) we distribute, to all holders of Series A common stock, any capital stock, evidences of indebtedness or assets, including securities but excluding:

    .  rights or warrants listed in (2) above;

    .  dividends or distributions listed in (1) above; and

    .  cash distributions listed in (5) below;

  (5) we distribute cash, excluding any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of Series A common stock in any quarter does not exceed the greater of:

    . the amount per share of Series A common stock of the next preceding quarterly cash dividend on the Series A common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the Series A common stock; and

    . 3.75% of the average of the last reported sale price of the Series A common stock during the ten trading days immediately prior to the declaration date of the dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Excite@Home.

    If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

  (6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our Series A common stock to the extent that the cash and value of any other consideration included in the payment per share of Series A common stock exceeds the current market price per share of Series A common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

  (7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

    . the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

    . the cash and value of any other consideration included in the payment per share of Series A common stock exceeds the current market price per share of Series A common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

    However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger of Excite@Home or a sale of all or substantially all of our assets.

   In the event that Excite@Home implements a rights agreement, it will provide that upon conversion of the notes into common stock, the holders will receive, in addition to common stock, the rights described under the rights agreement, whether or not the rights have separated from common stock at the time of conversion, subject to certain limited customary exceptions.

   In the event that we effect a tracking stock arrangement such as that described under "Risk Factors--We have not yet determined the terms of the "tracking stock" that we plan to issue for our media business, nor the corporate governance structure of our media business," or a similar arrangement, by distributing common stock on our Series A common stock or reclassifying our Series A common stock, we will be required to enter into a supplemental indenture to provide that the notes will become convertible into:

  (A) in the case of a reclassification, the shares of capital stock into which the Series A common stock has been reclassified; and

  (B) in the case of a stock distribution, in lieu of the adjustment otherwise applicable under clause (4) above, the same number of shares of Series A common stock into which the notes were convertible immediately prior to such distribution plus the shares of other common stock that would have been distributed on those shares of Series A common stock if such shares of Series A common stock had been outstanding on the applicable date.

   Such supplemental indenture will provide for appropriate modifications to the conversion privilege of the notes to reflect the fact that the notes have become convertible into more than a single class of common stock as well as appropriate conversion prices with respect to each class, which will be subject to adjustment upon the occurrence of certain events affecting such class of common stock on terms comparable to those summarized in this section.

   The supplemental indenture will also provide for appropriate adjustments to the fundamental change provisions described below under "--Redemption at Option of the Holder." In the event of any transaction or event in connection with which all or substantially all of any class of common stock into which the notes are convertible (but not all of such classes) shall be exchanged for, converted into, acquired for or constitute solely the right to receive consideration, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification or otherwise, which is not all or substantially all our common stock (or common stock of our successor obligor on the notes) listed on, or that will be listed immediately after the transaction or event on, a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination or quotations of securities prices, then:

  (X) such event or transaction shall not be treated as a fundamental change within the meaning of the third clause of the definition of such term; and

  (Y) the conversion prices of the other class or classes of common stock into which the notes are then convertible shall be adjusted as if a distribution had been made with respect to such shares, in accordance with the indenture.

   Upon any such adjustment, the notes will no longer be convertible into such shares and we will enter into an additional supplemental indenture to appropriately reflect the changes to the conversion privileges applicable to the notes and the fundamental change provisions described below under "-- Redemption at Option of the Holder."

   In the event of:

  .  any reclassification of our Series A common stock; or

  .  a consolidation, merger or combination involving Excite@Home; or

  . a sale or conveyance to another person of the property and assets of Excite@Home as an entirety or substantially as an entirety,

in which holders of Series A common stock would be entitled to receive stock, other securities, other property, assets or cash for their Series A common stock, holders of notes will generally be entitled thereafter to convert their notes into the same type of consideration received by Series A common stock holders immediately prior to one of these types of events.

   You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of Series A common stock or in certain other situations requiring a conversion price adjustment. See "U.S. Federal Income Tax Considerations."

   We may from time to time reduce the conversion price for a period of at least 20 days if our board of directors has made a determination that this reduction would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days' notice of any reduction in the conversion price. In addition, we may reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of Series A common stock resulting from any stock or rights distribution. See "U.S. Federal Income Tax Considerations."

   We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, we will carry forward any adjustments that are less than one percent of the conversion price. Except as described above in this section, we will not adjust the conversion price for any issuance of our Series A common stock or convertible or exchangeable securities or rights to purchase our Series A common stock or convertible or exchangeable securities.

Optional Redemption by Excite@Home

   The notes are not entitled to any sinking fund. At any time on or after December 20, 2002, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:

                                                                     Redemption
Period                                                                 Price
-------                                                              ----------
Beginning on December 20, 2002 and ending on December 14, 2003......  102.714%
Beginning on December 15, 2003 and ending on December 14, 2004......  102.036
Beginning on December 15, 2004 and ending on December 14, 2005......  101.357
Beginning on December 15, 2005 and ending on December 14, 2006......  100.679 and 100% at December 15, 2006. In each case, we will pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not than 30 days prior to the redemption date.

   If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion shall be deemed to be of the portion selected for redemption.

   We may not redeem the notes if we have failed to pay any interest or premium on the notes and such failure to pay is continuing. We will issue a press release if we redeem the notes.

Redemption at Option of the Holder

   If a fundamental change occurs prior to December 15, 2006, you may require us to redeem your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be redeemable in multiples of $1,000 principal amount.

   We shall redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

   We will mail to all record holders a notice of the fundamental change within 10 days after the occurrence of the fundamental change. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your redemption notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for notes surrendered for redemption following the repurchase date.

   A "fundamental change" is deemed to have occurred at such time as

  . any person (as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act), other than us, any of our subsidiaries, any of our or any of our subsidiaries' employee benefit plans, or any Permitted Holder, files a Schedule 13D or 14D-1 under the Exchange Act (or any successor schedule, form or report) disclosing that such person has become the beneficial owner of 50% or more of the total voting power in the aggregate of all classes of our capital stock then outstanding normally entitled to vote in elections of directors, with certain exceptions; or

  . there shall be consummated any consolidation or merger of us pursuant to which the Series A common stock would be converted into cash, securities or other property, in each case, other than a consolidation or merger of us in which the holders of common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation normally entitled to vote in elections of directors immediately after the consolidation or merger; or

  . the occurrence of any transaction or event in connection with which all or substantially all Series A common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive consideration (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise), all or substantially all of which does not consist of common stock which is (or, upon consummation of or immediately following such transaction or event, which will be) listed on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

   "Permitted Holder" means:

  . TCI, any person or entity which owns, directly or indirectly, a majority of the total voting power of TCI, and any business entity at least a majority of the total voting power of which is owned, directly or indirectly, by TCI or any person or entity which owns, directly or indirectly, a majority of the total voting power of TCI (but, in each case, only so long as such voting power is so owned),

  . AT&T, any person or entity which owns, directly or indirectly, a majority of the total voting power of AT&T, and any business entity at least a majority of the total voting power of which is owned, directly or indirectly by AT&T or any person or entity which owns, directly or indirectly, a majority of the total voting power of AT&T (but, in each case, only so long as such voting power is so owned),

  . any person who is a member of a "group" (as defined pursuant to Section 13(d)(3) of the Exchange Act) with TCI or AT&T, and

  . any person or entity, a majority of the equity interests of which are distributed, directly or indirectly, to the stockholders of TCI or AT&T, as applicable, provided that TCI or AT&T own, directly or indirectly, a majority of the equity interests and voting power of such person or entity immediately prior to such distribution.

   The indenture does not permit the Board of Directors to waive our obligation to purchase notes at the option of a Holder in the event of a fundamental change. We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

   These fundamental change redemption rights could discourage a potential acquiror of Excite@Home. However, this fundamental change redemption feature is not the result of management's knowledge of any specific effort to obtain control of Excite@Home by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Excite@Home.

   We may be unable to redeem the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. In addition, in certain situations, a fundamental change would result in an event of default under our existing credit facility. Our existing credit facility also prohibits redemptions of the notes. Any future credit agreements or other agreements relating to our indebtedness may contain similar provisions, or expressly prohibit the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

Subordination of Notes

   Indebtedness evidenced by the notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or other payment satisfactory to holders of all existing and future senior indebtedness.

   Upon any payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization of Excite@Home, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of all senior indebtedness shall first be entitled to receive payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all amounts due or to become due thereon, or payment of such amounts shall have been provided for, before the holders of the notes shall be entitled to receive any payment or distribution with respect to any notes.

   In addition, no payment may be made on the notes if any notes are declared due and payable prior to their maturity by reason of the occurrence of an event of default until the earlier of:

  .  120 days after the date of such acceleration, or

  . the payment in full of all senior indebtedness, but only if such payment is then otherwise permitted under the terms of the indenture.

   No payment of the principal, premium, if any, or interest (including liquidated damages, if any) on the notes may be made by us if:

  . any payment default on any senior indebtedness has occurred and is continuing beyond any applicable grace periods, or

  . any default other than a payment default with respect to senior indebtedness occurs and is continuing that permits the acceleration of the maturity of the senior indebtedness and the default is either the subject of judicial proceedings or we receive a written notice of the default (called a "senior indebtedness default notice").

   We may resume payments on the notes when:

  . the default with respect to the senior indebtedness is cured or waived or ceases to exist or

  . in the case of a non-payment default, 179 or more days pass after notice of the default is received by us, provided that the terms of the indenture otherwise permit the payment of the notes at that time.

   If we receive a senior indebtedness default notice, then a similar notice received within nine months thereafter relating to the same default on the same issue of senior indebtedness shall not be effective to prevent the payment of the notes as provided above.

   The term "senior indebtedness" means the principal, premium, if any, and unpaid interest, including bankruptcy interest, rent and end of term payments payable on or in connection with, and, to the extent not included in the foregoing, all amounts payable as fees, costs, expenses, liquidated damages, indemnities, repurchase and other put obligations and other amounts to the extent accrued or due on or in connection with all present and future secured:

  (1)  indebtedness of Excite@Home for borrowed money;

  (2) obligations of Excite@Home evidenced by bonds, notes, notes or similar instruments;

  (3)  all obligations of Excite@Home under:

    .  securities repurchase agreements,

    . interest rate swaps, caps, collars, options and similar arrangements,

    . any foreign exchange contract, currency swap contract, futures contract, currency option contract or other foreign currency hedge, and

    .  credit swaps, caps, floors, collars and similar arrangements;

  (4) obligations incurred, assumed or guaranteed by Excite@Home in connection with the acquisition by it or a subsidiary of any business, properties or assets (except purchase money indebtedness classified as accounts payable under generally accepted accounting principals);

  (5) obligations of Excite@Home as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and liabilities under any financing lease or so-called "synthetic" lease transaction entered into by Excite@Home;

  (6) reimbursement of obligations of Excite@Home in respect of letters of credit, bank guarantees or bankers' acceptances;

  (7) obligations of Excite@Home to make payments to any entity as consideration for the acquisition by us of subscribers to its current Internet services or to future similar or related services, or to acquire rights to transport data using assets owned by any other entity; and

  (8) obligations of Excite@Home under direct or indirect guarantees in respect of, and obligations (contingent and otherwise) to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (1) through (7) above.

   However, senior indebtedness does not include:

  . any indebtedness or obligations of the kinds referred to in clauses (1) through (7) above (collectively, "Debt") as to which, in the instrument or agreement creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such debt shall be subordinated in right of payment to any other of our Debt, unless such instrument or agreement expressly provides that such Debt shall be senior in right of payment to the notes;

  .  all of our Debt that is not secured;

  . accounts payable or other indebtedness to trade creditors created or assumed by Excite@Home in the ordinary course of business;

  . any of our Debt as to which, in the instrument or agreement creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such Debt shall not be senior in right of payment to, or is on the same basis in right of payment with, or ranks junior in right of payment to, the notes;

  .  our Debt in respect to the notes;

  .  any of our Debt to any subsidiaries; and

  .  the Convertible Subordinated Notes due 2018.

   By reason of such subordination, in the event of dissolution, insolvency, bankruptcy or other similar proceedings, upon any distribution of our assets our unsecured creditors who are not holders of notes or holders of our senior indebtedness may recover less, ratably, than holders of senior indebtedness and may recover more, ratably, than the holders of notes.

   Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, is effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

   As of April 30, 2000, we had approximately $3.4 million in outstanding borrowings (excluding accrued interest therein) that would have constituted senior indebtedness. There are no restrictions in the indenture on the creation of additional senior indebtedness or indebtedness. As of April 30, 2000, our subsidiaries had liabilities, including trade payables and lease obligations but excluding intercompany liabilities, of approximately $74.8 million. Our subsidiaries may incur additional liabilities in the future.

Events of Default; Notice and Waiver

   The following are events of default under the indenture:

  . we fail to pay principal or premium, if any, upon redemption or otherwise on the notes, whether or not the payment is prohibited by subordination provisions;

  . we fail to pay any interest and liquidated damages, if any, on the notes, whether or not the payment is prohibited by the subordination provisions of the indenture;

  . we fail to perform or observe any of the covenants in the indenture for 60 days after notice;

  . we default on any bond, note, note or other evidence of indebtedness for money borrowed of Excite@Home having an aggregate outstanding principal amount of in excess of $10,000,000, which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged or such acceleration having been rescinded or annulled within 20 days after receipt of notice thereof by us from the trustee from holders of not less than 25% in aggregate principal amount at maturity of the notes then outstanding, unless such default has been cured or waived; or

  . certain events involving bankruptcy, insolvency or reorganization of Excite@Home.

   The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

   If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving Excite@Home, the principal, premium and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holder of a majority of the principal amount of outstanding notes may waive these past defaults. Payments of principal, premium, or interest on the notes that are not made when due will accrue interest at the annual rate of 4 3/4% from the required payment date.

   Upon any acceleration of the notes, the subordination provisions of the indenture preclude any payment being made to holders of notes until the earlier of:

  .  120 days or more after the date of this acceleration; and

  . the payment in full of all senior indebtedness, but only if such payment is then otherwise permitted under the terms of the indenture.

   Upon the expiration of any such payment blockage period, holders of notes are required to pay over any amounts collected by such holders to the holders of senior indebtedness to the extent necessary to pay all holders of senior indebtedness in full in cash or other payment satisfactory to holders of senior indebtedness. See "--Subordination of Notes" above.

   The holders of a majority of outstanding notes have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

   No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium or interest on the notes, unless:

  .  the holder has given the trustee written notice of an event of default;

  . the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

  . the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

  . the trustee fails to comply with the request within 60 days after receipt.

Modification of the Indenture

   The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

  .  extend the fixed maturity of any note;

  .  reduce the rate or extend the time for payment of interest of any note;

  .  reduce the principal amount or premium of any note;

  .  reduce any amount payable upon redemption of any note;

  . adversely change our obligation to redeem any note upon a fundamental change;

  .  impair the right of a holder to institute suit for payment on any note;

  .  change the currency in which any note is payable;

  .  impair the right of a holder to convert any note;

  .  adversely modify the subordination provisions of the indenture; or

  . reduce the percentage of notes required for consent to any modification of the indenture.

   We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Registration Rights

   We entered into a registration rights agreement with the placement agents. You generally will be required to be named as a selling securityholder in this prospectus before you may sell securities with this prospectus. You will also be required to comply with prospectus delivery requirements, and to agree to be bound by applicable provisions of the registration rights agreement, including some indemnification provisions. To be named as a selling stockholder, you must complete and submit to us a notice and questionnaire in the form supplied by us. If you do not complete and deliver a questionnaire or provide the other information we may request, you will not be permitted to sell your registrable securities with this prospectus.

   Suspension of this offering. We may suspend the use of this prospectus and registration statement:

  . upon the occurrence or existence of any pending corporate development that, in our reasonable discretion, makes it appropriate to suspend the availability of this prospectus and the registration statement for a discrete period of time; or

  . if we learn of any event that causes this prospectus to include an untrue statement of a material fact or omits to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in the light of the circumstances then existing.

   We may not suspend the use of the prospectus and registration statement more than one time in any three-month period, or more than three times in any twelve- month period, and each such suspension shall not exceed 30 days in length, without incurring liquidated damages. However, if the suspension is due to a pending corporate development, we may, without incurring an obligation to pay liquidated damages, extend the suspension for an additional 30 days, provided that the aggregate duration of all suspensions does not exceed 60 days in any three-month period or 90 days in any twelve-month period.

   If either type of event listed above occurs, then we will, if required by the Securities Act or the rules and regulations thereunder, either file a post-effective amendment to the registration statement or file an amended prospectus or prospectus supplement, and distribute such amended prospectus or prospectus supplement to each relevant selling securityholder. Each selling securityholder has agreed not to trade securities from the time the selling securityholder receives notice from us of this type of event until the selling securityholder receives a prospectus supplement or amendment.

   Liquidated Damages. We will pay predetermined liquidated damages on the notes at an annual rate equal to 0.5% of the principal amount of the notes, and on the common stock at an annual rate equal to 0.5% of the conversion price, if the prospectus is unavailable for periods in excess of those permitted above.

Rule 144A Information Requirement

   We will furnish to the holders or beneficial holders of the notes or the underlying Series A common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of Excite@Home.

Information Concerning the Trustee

   We have appointed State Street Bank and Trust Company of California, N.A., the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

   The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

                     U.S. FEDERAL INCOME TAX CONSIDERATIONS

   As used in this section, references to "Excite@Home" refer solely to At Home Corporation and not its subsidiaries.

   The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. Except as specifically discussed below with regard to Non-U.S. Holders, as defined below, this summary applies only to beneficial owners that will hold notes and Series A common stock into which notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and who, for U.S. federal income tax purposes, are:

  .  individual citizens or residents of the U.S.,

  . corporations, partnerships or other entities created or organized in or under the laws of the U.S. or of any political subdivision thereof (unless, in the case of a partnership, Treasury Regulations otherwise provide),

  . estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or

  . trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons ("U.S. Holders").

   Persons other than U.S. Holders, which we refer to as Non-U.S. Holders, are subject to special U.S. federal income tax considerations, some of which are discussed below. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities or currencies, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell notes or Series A common stock under the constructive sale provisions of the Code.

   At Home has not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws (except as set forth below with respect to Non-U.S. Holders) of any applicable foreign, state, local or other jurisdiction.

   Investors considering the purchase of notes should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

 Taxation of Interest

   Interest paid on the notes will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. A holder may require Excite@Home to redeem any and all of his notes in the event of a fundamental change. Excite@Home intends to take the position that a "fundamental change" is remote under the Treasury Regulations, and does not intend to treat the possibility of a "fundamental change" as affecting the yield to maturity of any note. In the event this contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. Holder of notes. There can be no assurance that the IRS will agree with such position.

 Sale, Exchange or Redemption of the Notes

   Upon the sale, exchange (other than a conversion) or redemption of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between:

  . the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and

  .  such holder's adjusted tax basis in the note.

A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to such holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations.

 Conversion of the Notes

   A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into Series A common stock except with respect to cash received in lieu of a fractional share of Series A common stock. A U.S. Holder's tax basis in the Series A common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion, reduced by any basis allocable to a fractional share interest, and the holding period for the Series A common stock received on conversion will generally include the holding period of the note converted. However, a U.S. Holder's tax basis in shares of Series A common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin on the date of conversion. To the extent that, as a result of a reclassification, consolidation, merger or other transaction involving Excite@Home, the notes become convertible in whole or in part into securities of another entity or into other property, assets or cash, the holders may recognize gain or loss upon conversion of notes.

   Cash received in lieu of a fractional share of Series A common stock upon conversion will be treated as a payment in exchange for the fractional share of Series A common stock. Accordingly, the receipt of cash in lieu of a fractional share of Series A common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

 Dividends

   Distributions, if any, made on the Series A common stock after a conversion generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of Excite@Home's current and accumulated earnings and profits. Distributions in excess of Excite@Home's current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's basis in the Series A common stock and thereafter as capital gain.

   Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes, including, without limitation, adjustments in respect of taxable dividends to stockholders of Excite@Home, will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. Holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of Excite@Home's current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to the U.S. Holders of Series A common stock.

 Sale of Series A Common Stock

   Upon the sale or exchange of Series A common stock a U.S. Holder generally will recognize capital gain or loss equal to the difference between

  . the amount of cash and the fair market value of any property received upon the sale or exchange and

  .  such U.S. Holder's adjusted tax basis in the Series A common stock.

Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in Series A common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to a maximum rate of tax of 20%. A U.S. Holder's basis and holding period in Series A common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes." The deductibility of capital losses is subject to limitations.

Special Tax Rules Applicable to Non-U.S. Holders

   In general, subject to the discussion below concerning backup withholding:

  (a) Payments of principal or interest on the notes by Excite@Home or any paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to U.S. withholding tax, provided that, in the case of interest:

    . such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Excite@Home entitled to vote within the meaning of Section 871(h)(3) of the Code,

    . such Non-U.S. Holder is not a "controlled foreign corporation" with respect to which Excite@Home is a "related person" within the meaning of the Code,

    .  such Non-U.S. Holder is not a bank receiving interest described in
       Section 881(c)(3)(A) of the Code, and

    . the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder are satisfied;

  (b) A Non-U.S. Holder of a note or Series A common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or Series A common stock unless

    . such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met,

    . such gain is effectively connected with the conduct by the Non- U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder,

    . the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates, or

    . in the case of Series A common stock held by a person who holds more than 5% of such stock, Excite@Home is or has been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the Series A common stock, a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes. Excite@Home does not believe that it is currently a USRPHC or that it will become one in the future;

  (c) Interest on notes not excluded from U.S. withholding tax as described in (a) above and dividends on Series A common stock after conversion generally will be a subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax.

   To satisfy the certification requirements referred to in (a) above, Sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations thereunder require that either:

  . the beneficial owner of a note must certify, under penalties of perjury, to Excite@Home or its paying agent, as the case may be, that such owner is a Non-U.S. Holder and must-provide such owner's name and address, and U.S. taxpayer identification number ("TIN"), if any, or

  . a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to Excite@Home or its paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payer with a copy thereof.

Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8 substitute form, under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

   Treasury Regulations effective for payments made after December 31, 2000, will provide alternative methods for satisfying the certification requirements described above and below, subject to certain grandfathering provisions. These new regulations also require, in the case of notes held by a foreign partnership, that (i) the certification be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information, including a TIN. A look-through rule will apply in the case of tiered partnerships.

   If a Non-U.S. Holder of a note or Series A common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on the Series A common stock, or gain realized on the sale, exchange or other disposition of the note or Series A common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non U.S. Holder in the U.S.), the Non- U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest, dividends or gain on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required, under currently effective Treasury Regulations, to provide Excite@Home with a properly executed IRS Form 4224 in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

 U.S. Federal Estate Tax

   A note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Excite@Home and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

   Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes and Series A common stock.

Backup Withholding and Information Reporting

   Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments pursuant to the terms of a note or Series A common stock to a U.S. Holder that is not an "exempt recipient" and that fails to provide certain identifying information, such as the holder's tax identification number, in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a note or common stock must be reported to the Service, unless the U.S. Holder is an exempt recipient or otherwise establishes an exemption.

   In the case of payments of interest on a note to a Non-U.S. Holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither Excite@Home nor a paying agent has actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied).

   Dividends on the common stock paid to Non-U.S. Holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

   Payments of the proceeds of the sale of a note or Series A common stock to or through a foreign office of a U.S. broker or a foreign office of a broker that is a U.S. related person (either a "controlled foreign corporation", within the meaning of the Code, or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S.) are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding.

   Under current Treasury Regulations, payments of the proceeds of a sale of a note or Series A common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

   Any amounts withheld under the backup withholding rules from a payment to a holder of a note or common stock will be allowed as a refund or credit against such holder's U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner.

   As noted above, new regulations will generally be applicable to payments made after December 31, 2000. In general, these new regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under these new regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A holder of a note or Series A common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of these new regulations on payments made with respect to notes or Series A common stock after December 31, 2000.

   The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective investor should consult its own tax adviser as to the particular U.S. federal, state, and local tax consequences of purchasing, holding and disposing of the notes and series a common stock of at home. Tax advisors should also be consulted as to the U.S. estate and gift tax consequences and the foreign tax consequences of purchasing, holding and disposing of the notes and series a common stock of At Home, as well as the consequences of any proposed change in applicable laws.

                            SELLING SECURITYHOLDERS

   The following table presents information with respect to the selling securityholders and the principal amounts of notes and shares of our Series A common stock issuable upon the conversion of these notes that each selling securityholder may offer with this prospectus. The term "selling securityholders" includes donees and pledgees selling securities received from a named selling securityholder after the date of this prospectus. The notes were originally issued by us and sold by the placement agents to qualified institutional buyers and an institutional accredited investor in a transaction exempt from the registration requirements of the Securities Act. To our knowledge, except as disclosed below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

   Beneficial ownership is determined under the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned. The principal amounts of notes provided in the table below is based on information provided to us by each of the selling securityholders as of approximately February 29, 2000. The number of shares of Series A common stock that may be sold is calculated based on the current conversion price of $56.52 per share. If each selling securityholder named below converted all of its notes, each would own less than 1% of our outstanding Series A common stock, based on 365,238,851 shares of our Series A common stock outstanding as of April 30, 2000.

   Since the date on which each provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of their notes in a transaction exempt from the registration requirements of the Securities Act. Because the selling securityholders are not obligated to sell the notes or the Series A common stock issuable upon the conversion of the notes, we cannot estimate the amount of the notes or how many shares of our Series A common that each selling securityholder will beneficially own after this offering. Information concerning the selling securityholders may change from time to time and we may update, amend or supplement this prospectus from time to time to update the disclosure in this section. In addition, the conversion ratio, and therefore the number of shares of our Series A common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of Series A common stock issuable upon conversion of the notes may increase or decrease.

                               Principal                  Shares of   Shares of
                            amount of notes                Series A   Series A
                             beneficially                   common     common
                                 owned       Percentage     stock       stock
                               that may       of notes   beneficially that may
           Name                be sold      outstanding     owned      be sold
           ----             --------------- ------------ ------------ ---------
AIG Sound Shore
 Opportunity Holding Fund
 Ltd......................    $ 3,000,000         *         53,082      53,082
AIG Sound Shore Strategic
 Holding Fund Ltd.........    $ 1,000,000         *         17,694      17,694
Alta Partners Holdings,
 LDC......................    $ 9,500,000       1.9%       168,093     168,093
Arbitex Master Fund L.P...    $ 2,000,000         *         35,388      35,388
Aristeia International,
 Ltd......................    $ 1,330,000         *         23,533      23,533
Aristeia Trading, LLC.....    $   670,000         *         11,854      11,854
Associated Electric & Gas
 Insurance Services
 Limited..................    $   800,000         *         14,155      14,155
Arkansas PERS.............    $ 4,000,000         *         70,776      70,776
Banc of America Securities
 LLC......................    $10,125,000       2.0%       179,151     179,151
Bank America Pension
 Plan.....................    $ 3,000,000         *         53,082      53,082
Bank Austria Cayman
 Island, Ltd..............    $ 3,000,000         *         53,082      53,082
Bank Julius Baer & Co.
 Ltd......................    $ 2,410,000         *         42,642      42,642
BBT Fund, L.P.............    $ 4,000,000         *         70,776      70,776
Bear, Stearns & Co. Inc...    $ 8,500,000       1.7%       150,399     150,399
Black Diamond Offshore
 Ltd......................    $ 4,046,000         *         71,589      71,589
BNP Arbitrage SNC.........    $ 9,500,000       1.9%       168,093     168,093

                               Principal                  Shares of   Shares of
                            amount of notes                Series A   Series A
                             beneficially                   common     common
                                 owned       Percentage     stock       stock
                               that may       of notes   beneficially that may
           Name                be sold      outstanding     owned      be sold
           ----             --------------- ------------ ------------ ---------
Boilermakers Blacksmiths
 Pension Trust............    $ 2,750,000          *         48,658      48,658
CALAMOS Market Neutral
 Fund-CALAMOS
 Investment Trust.........    $   415,000          *          7,343       7,343
Carlisle Investments......    $   500,000          *          8,847       8,847
Cede & Co.................    $    80,000          *          1,415       1,415
Circlet (IMA) Limited.....    $ 2,500,000          *         44,235      44,235
Colgate-Palmolive Company
 Retirement Trust.........    $ 1,900,000          *         33,618      33,618
Consulting Group Capital
 Markets Fund.............    $   250,000          *          4,423       4,423
Deephaven Domestic
 Convertible Trading
 Ltd......................    $ 4,000,000          *         70,776      70,776
Deeprock & Co.............    $ 1,000,000          *         17,694      17,694
Delaware PERS.............    $ 3,400,000          *         60,159      60,159
Delphi Foundation.........    $    40,000          *            707         707
Deutsche Bank Securities..    $63,355,000       12.7%     1,615,528   1,121,003
Donaldson Lufkin &
 Jenrette Securities
 Corporation..............    $ 9,500,000        1.9%       168,093     168,093
Double Black Diamond
 Offshore LDC.............    $12,988,000        2.6%       229,809     229,809
Duckbill & Co.............    $ 2,000,000          *         35,388      35,388
ECT Investments, Inc......    $ 5,100,000        1.0%        90,239      90,239
Evergreen Income & Growth
 Fund.....................    $ 4,000,000          *         70,776      70,776
Family Service Life
 Insurance Co.............    $   250,000          *          4,423       4,423
Forrestal Funding Master
 Trust....................    $ 5,000,000        1.0%        88,470      88,470
General Motors
 Foundation...............    $   410,000          *          7,254       7,254
General Motors Employees
 Global Group Pension
 Trust....................    $ 7,540,000        1.5%       159,612     133,412
Global Bermuda Limited
 Partnership..............    $   500,000          *         27,247       8,847
Goldman, Sachs & Co. (1)..    $   917,000          *         16,225      16,225
GranGem 23 41 LLC.........    $   660,000          *         11,678      11,678
Granville Capital
 Corporation..............    $16,500,000        3.3%       291,951     291,951
Guardian Life Insurance
 Co.......................    $ 4,600,000          *         81,392      81,392
Guardian Pension Trust....    $   150,000          *          2,654       2,654
HBK Master Fund L.P.......    $18,100,000        3.6%       438,161     320,261
Highbridge International
 LLC......................    $ 3,000,000          *         53,082      53,082
IBM Retirement Plan--High
 Income...................    $   300,000          *          5,308       5,308
ICI American Holdings
 Trust....................    $ 1,800,000          *         31,849      31,849
Jefferies & Company.......    $ 1,430,000          *         25,302      25,302
JMG Capital Partners, LP..    $ 5,000,000        1.0%       108,120      88,470
JMG Triton Offshore Fund,
 Ltd......................    $ 5,000,000        1.0%       336,138      88,470
John M. Olin Foundation...    $ 2,300,000          *         40,696      40,696
J.P. Morgan Securities
 Inc......................    $12,000,000        2.4%       212,328     212,328
KBC Financial Products
 U.S.A....................    $16,000,000        3.2%       283,104     283,104
KD Offshore CV............    $ 1,000,000          *         17,694      17,694
Kellner, Dileo & Co.......    $   500,000          *          8,847       8,847
L.A. Fire and Police
 Pension Fund.............    $ 2,250,000          *         39,811      39,811
Lakeshore International
 Ltd......................    $ 1,000,000          *         54,594      17,694
LDG Limited...............    $   250,000          *          4,423       4,423
Libertyview Funds L.P.....    $ 1,000,000          *         17,694      17,694
Lipper Convertibles,
 L.P......................    $ 9,000,000        1.8%       159,246     159,246
Mary Ann Hamilton.........    $   390,000          *          6,900       6,900
McMahan Securities Co.
 L.P......................    $   500,000          *          8,847       8,847

                             Principal                  Shares of     Shares of
                          amount of notes                Series A     Series A
                           beneficially                   common       common
                               owned       Percentage     stock         stock
                             that may       of notes   beneficially   that may
          Name               be sold      outstanding     owned        be sold
          ----            --------------- ------------ ------------   ---------
MichaelAngelo, L.P......    $ 2,000,000          *         35,388        35,388
Morgan Stanley Dean
 Witter (2).............    $11,000,000        2.2%       294,718       194,634
Morgan Stanley Dean
 Witter Convertible
 Securities Trust.......    $ 1,500,000          *         26,541        26,541
Motors Insurance
 Corporation............    $ 2,010,000          *         35,564        35,564
Nomura Securities
 International Inc......    $12,000,000        2.4%       253,886       212,328
Peoples Benefit Life
 Insurance Company......    $ 2,000,000          *         35,388        35,388
Peoples Benefit Life
 Insurance Company
 (Teamsters)............    $ 2,000,000          *         35,388        35,388
Phoenix Goodwin High
 Yield Fund.............    $ 4,000,000          *         70,766        70,766
Pine Grove Equitized
 Partners V LLC.........    $ 1,000,000          *         17,694        17,694
PRIM Board..............    $ 5,800,000        1.1%       102,625       102,625
Quattro Fund............    $ 1,250,000          *         22,117        22,117
Ramius, L.P.............    $ 2,000,000          *         35,388        35,388
RCG Baldwin, L.P........    $ 1,000,000          *         17,694        17,694
RCG Multi-Strategy
 Account, L.P...........    $ 2,000,000          *         35,388        35,388
Republic Short Term
 Fund...................    $    95,000          *          1,680         1,680
Retail Clerks Pension
 Trust..................    $ 3,000,000          *         53,082        53,082
Sage Capital............    $ 3,100,000          *         54,851        54,851
Salomon Smith Barney
 Inc....................    $ 3,600,000          *         63,698        63,698
San Diego County
 Employee's Retirement
 Association............    $   200,000          *          3,538         3,538
State of Maryland
 Retirement Plan........    $ 2,500,000          *         44,235        44,235
State of Oregon Equity..    $11,000,000        2.2%       194,634       194,634
Tennessee Consolidated
 Retirement Systems.....    $ 5,000,000        1.0%        88,470        88,470
TQA Master Fund.........    $ 1,000,000          *         17,694        17,694
TQA Master Plus Fund....    $ 5,250,000        1.1%        92,893        92,893
Value Line Convertible
 Fund, Inc..............    $   500,000          *          8,847         8,847
Vermogensverwaltung des
 Kantons Zurich.........    $ 5,250,000        1.1%        92,893        92,893
Warburg Dillon Read
 LLC....................    $ 2,500,000          *         45,414        44,235
Wasserman Perella
 Securities, Inc........    $ 5,000,000        1.0%        88,470        88,470
White River Securities
 LLC....................    $ 8,500,000        1.7%       150,399       150,399
WM Advisors, Inc........    $    75,000          *          1,327         1,327
WM Bond & Stock Fund....    $ 1,663,000          *         29,425        29,425
WM Variable Trust Bond &
 Stock Fund.............    $    62,000          *          1,097         1,097
Worldwide Transactions
 Ltd....................    $   966,000          *         17,092        17,092
ZCM/HFR Index
 Management, L.L.C......    $    80,000          *          1,415         1,415
Zeneca Holdings Trust...    $ 1,350,000          *         23,886        23,886
Other holders of
 debentures or future
 transferees of these
 holders................    $    91,743       18.3%     1,623,300(3)  1,623,300

--------
 *  Less than 1%
(1) Goldman, Sachs & Co. served as a placement agent for the debentures and the notes, and received customary compensation for these services.

(2) Morgan Stanley Dean Witter served as an underwriter for our initial public offering and as a placement agent for the debentures and the notes, and received customary compensation for these services.

(3) Assumes that any other holders of the notes, or any future transferees of these holders, do not beneficially own any Series A common stock other than the Series A common stock issuable upon conversion of the notes.

                              PLAN OF DISTRIBUTION

   The selling securityholders will be offering and selling all securities offered and sold under this prospectus. We will not receive any of the proceeds of the sales of these securities. In connection with this offering, we entered into a registration rights agreement dated December 1, 1999 with the placement agents of the notes. Securities may only be offered or sold with this prospectus pursuant to the terms of the registration rights agreement. However, selling securityholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 or Rule 144A under the Securities Act, provided they meet the criteria and conform to the requirements of one of these rules.

   Who may sell and applicable restrictions. The securities may be sold directly by the selling securityholders from time to time. The selling securityholders may decide not to sell any of the securities offered with this prospectus, and selling stockholders could transfer, devise or gift these securities by other means.

   Alternatively, the selling securityholders may from time to time offer the securities through brokers, dealers or agents that may receive compensation in the form of discounts, concessions or commissions from the selling securityholders and/or the purchasers of the securities for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling securityholders may arrange for other broker-dealers to participate. The selling securityholders and any brokers, dealers or agents who participate in the distribution of the securities may be deemed to be underwriters, and any profits on the sale of the securities by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

   Prospectus delivery. The selling securityholders are subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed which will disclose:

    . the name of the selling securityholder and of any participating underwriters, broker-dealers or agents;

    .  the aggregate amount and type of securities being offered;

    . the price at which the securities were sold and other material terms of the offering;

    . any discounts, commissions, concessions and other items constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

    . that the participating broker-dealers did not conduct any investigation to verify the information in this prospectus or incorporated in this prospectus by reference.

The prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the securities. In addition, if we receive notice from a selling securityholder that a donee or pledgee intends to sell more than 500 shares of Series A common stock, a supplement to this prospectus will be filed.

   Manner of sales. The selling securityholders will act independently of the company in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or the over-the-counter market. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at negotiated prices.

   The securities may be sold according to one or more of the following methods:

    . a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    . purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus;

    . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

    .  an exchange distribution under the rules of the exchange;

    . face-to-face transactions between sellers and purchasers without a broker-dealer; and

    .  by writing options.

   Some persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling securityholders and any other person participating in a distribution will be subject to applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, including Regulation M. Regulation M may limit the timing of purchases and sales of any of the securities by the selling securityholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling securityholders and their affiliates. Furthermore, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

   Hedging and other transactions with broker-dealers. In connection with distributions of the securities, the selling securityholders may enter into hedging transactions with broker-dealers. In connection with these transactions, broker-dealers may engage in short sales of the registered securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also sell securities short and redeliver the securities to close out short positions. The selling securityholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the registered securities. The broker-dealer may then resell or transfer these securities under this prospectus. A selling stockholder may also loan or pledge the registered securities to a broker-dealer and the broker-dealer may sell the securities so loaned or, upon a default, the broker-dealer may effect sales of the pledged securities under this prospectus.

   Expenses associated with registration. We have agreed to pay substantially all of the expenses of registering the securities under the Securities Act and of compliance with blue sky laws, including registration and filing fees, printing and duplication expenses, administrative expenses, legal and accounting fees, fees for one legal counsel retained by the selling securityholders and fees of the trustee under the indenture pursuant to which we originally issued the securities. If the notes or the underlying Series A common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

   Indemnification and contribution. In the registration rights agreement, we and the selling securityholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the securities, including liabilities arising under the Securities Act. The selling securityholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the securities against some liabilities, including liabilities arising under the Securities Act.

   Termination of this offering. We have agreed to keep this registration statement effective until all securities that may be sold with this prospectus have been sold with this prospectus or sold under Rule 144 under the Securities Act, or until the applicable holding periods under Rule 144(k), with respect to such securities, assuming they are not held by one of our affiliates, have expired.

                                 LEGAL MATTERS

   Fenwick & West LLP, Palo Alto, California, has provided us with an opinion as to legal matters in connection with the notes and the Series A common stock that may be offered with this prospectus. Winthrop, Stimson, Putnam & Roberts, New York, New York, has provided us with an opinion as to legal matters related to the laws of the State of New York in connection with the notes.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K, as amended, for the year ended December 31, 1999, as set forth in their report included therein, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

   We incorporate into this prospectus by reference the following documents:

    . the registration statement on Form S-3 of which this prospectus is a part, and the documents filed as exhibits to the registration statement and incorporated into the registration statement by reference;

    . our annual report on Form 10-K, as amended, for the year ended December 31, 1999;

    . all other reports filed under Section 13(a) or 15(d) of the Exchange Act since December 31, 1999, including: (1) our quarterly report on Form 10-Q for the quarter ended March 31, 2000; and (2) our current reports on Form 8-K filed on April 3, 2000 and June 2, 2000;

    . the description of our Series A common stock contained in our registration statement on Form 8-A (File No. 000-22697), filed with the Commission on June 13, 1997; and

    . all other information that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

   To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. Such inconsistent incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement.

   Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. You may obtain copies of this material from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Reports, proxy and information statements and other information that we file electronically with the Commission are available at the Commission's web site at http://www.sec.gov.

   We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the notes and Series A common stock offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us, our notes and our Series A common stock. Statements contained in this prospectus as to the contents of any contract or other document, including the indenture and the registration rights agreement, are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

   We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this prospectus by reference (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to At Home Corporation, 450 Broadway Street, Redwood City, California 94063, Attention:
General Counsel, telephone: (650) 556-5000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             [LOGO OF EXCITE@HOME]

                              At Home Corporation

                         $500,000,000 principal amount
                 4 3/4% Convertible Subordinated Notes due 2006

                        Shares of Series A common stock
                     issuable upon conversion of the notes

                           -------------------------
                                   PROSPECTUS

                               June 6, 2000
                           -------------------------

   You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling securityholders are offering to sell, and seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee and the Nasdaq National Market filing fee.

Securities and Exchange Commission registration fee.................... $132,000
Nasdaq National Market filing fee......................................   17,500
Accounting fees and expenses...........................................   10,000
Legal fees and expenses................................................   30,000
Miscellaneous..........................................................   10,500
                                                                        --------
 Total................................................................. $200,000
                                                                        ========

ITEM 15. Indemnification of Directors and Officers.

   As permitted by the Delaware General Corporation Law, the Registrant's certificate of incorporation, as amended and restated, includes a provision that eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to the corporation or its stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  .  under Section 174 of the Delaware General Corporation Law; and

  . for any transaction from which the director derived an improper personal benefit.

As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's certificate of incorporation, as amended and restated, further provides:

  . for mandatory indemnification, to the fullest extent permitted by applicable law, for any person who is or was a director or officer, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by this person;

  . that the Registrant's obligation to indemnify any person who was or is serving at the Registrant's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity must be reduced by any amount the person may collect as indemnification from the other corporation, partnership, joint venture, trust, enterprise or nonprofit entity;

  . that the Registrant must advance to all indemnified parties the expenses (including attorneys' fees) incurred in defending any proceeding provided that indemnified parties (if they are directors or officers) must provide the Registrant an undertaking to repay the advances if indemnification is determined to be unavailable;

  . that the rights conferred in the certificate of incorporation are not exclusive; and

  . that the Registrant may not retroactively amend the certification of incorporation provisions relating to indemnity.

   The indemnification provision in the Registrant's certificate of incorporation and the indemnification agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act. The registrant has also obtained directors' and officers' liability insurance.

   The following documents are incorporated by reference:

                                       Document
                                       --------
   1   Fifth Amended and Restated Certificate of Incorporation (see Exhibit
       3.01).

   2 Form of Indemnification Agreement entered into between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.09 to the Registrant's registration statement on Form S-1 (File No. 333-27323) declared effective by the Commission on
       July 11, 1997).

   In connection with the purchase and sale of the notes, the Registrant entered into a Purchase Agreement with the placement agents of the notes under which the placement agents agreed to indemnify the Registrant and its directors, officers and controlling persons against specified liabilities, including losses arising out of material misstatements or omissions in the offering memorandum by which the notes were initially sold by the Registrant. In addition, the Registrant entered into a Registration Rights Agreement with the placement agents under which the placement agents agreed to provide similar indemnification for specified liabilities, including liabilities arising under the Securities Act, with respect to this registration statement and prospectus. The following documents are incorporated by reference:

   In addition, the Registrant has entered into various merger agreements and related registration rights agreements in connection with its acquisitions of and mergers with various companies under which the parties to those agreements have agreed to indemnify the Registrant and its directors, officers, employees and controlling persons against specified liabilities, including liabilities arising under the Securities Act, the Exchange Act or other federal or state laws:

ITEM 16. Exhibits.

   The following exhibits are filed with this registration statement or incorporated into this registration statement by reference:

                                          Incorporated by Reference
                                       -------------------------------
 Exhibit                                                       Filing   Filed
 Number      Exhibit Description       Form File No.  Exhibit   Date   Herewith
 -------     -------------------       ---- --------- ------- -------- --------
 3.01    Fifth Amended and Restated    S-8  333-79883  4.01   06/03/99
         Certificate of
         Incorporation of the
         Registrant, filed with the
         Delaware Secretary of State
         on May 28, 1999.

 3.02    Form of Amendment to Fifth    DEF             Annex  05/26/00
         Amended and Restated          14A               A
         Certificate of
         Incorporation of the
         Registrant, to be filed
         with the Delaware Secretary
         of State upon stockholder
         approval.

 3.03    Second Amended and Restated   S-1  333-27323  3.05   06/20/97
         Bylaws of the Registrant,
         as adopted on July 16,
         1997.

 4.01    Form of certificate of the    S-1  333-27323  4.05   07/08/97
         Registrant's Series A
         common stock.

 4.02    Amended and Restated          S-1  333-27323  4.04   06/20/97
         Stockholders' Agreement,
         dated August 1, 1996, among
         the Registrant and the
         parties indicated therein,
         as amended on May 15, 1997.

 4.03  Indenture, dated as of December 1,      S-3 333-32228 4.03  03/10/00
       1999, by the Registrant to State
       Street Bank and Trust Company of
       California, N.A., as trustee
       (contains form of note).

 4.04  Registration Rights Agreement, dated    S-3 333-32228 4.04  03/10/00
       December 1, 1999, between the
       Registrant and Morgan Stanley & Co.
       Incorporated, Goldman Sachs & Co.,
       Deutsche Bank Securities Inc.,
       Donaldson Lufkin & Jenrette
       Securities Corporation, Hambrecht &
       Quist LLC and BancBoston Robertson
       Stephens Inc.

 5.01  Opinion of Fenwick & West LLP           S-3 333-32228 5.01  03/10/00
       regarding the legality of the notes
       and the Series A common stock being
       registered.

 5.02  Opinion of Winthrop, Stimson, Putnam    S-3 333-32228 5.02  03/10/00
       & Roberts regarding the legality of
       the notes being registered.

 12.01 Statement regarding the computation     S-3 333-32228 12.01 03/10/00
       of the ratio of earnings to fixed
       charges.

 23.01 Consent of Fenwick & West LLP           S-3 333-32228 5.01  03/10/00
       (included in Exhibit 5.01)

 23.02 Consent of Ernst & Young LLP,                                          X
       Independent Auditors.

 24.01 Power of Attorney.                      S-3 333-32228 24.01 03/10/00

 25.01 Form T-1 statement of eligibility of    S-3 333-32228 25.01 03/10/00
       trustee for indenture under the Trust
       Indenture Act of 1939.

ITEM 17. Undertakings.

   The Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (a) to include any prospectus required by Section 10(a)(3) of the Securities Act;

    (b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

    (c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement;

    provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to
    Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
       Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

   (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions discussed in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered under this registration statement, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

   (6) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

   (7) For purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, At Home Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, State of California, on this 6th day of June, 2000.

                                          AT HOME CORPORATION

                                          By:
                                               /s/ Kenneth A. Goldman
                                             -------------------------------

                                                 Kenneth A. Goldman

                                            Executive Vice President and

                                              Chief Financial Officer


   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

Principal Executive Officer:

             George Bell*              President, Chief Executive June 6, 2000
______________________________________ Officer and Chairman of
             George Bell               the Board

Principal Financial Officer:

        /s/ Kenneth A. Goldman         Executive Vice President   June 6, 2000
______________________________________ and
          Kenneth A. Goldman           Chief Financial Officer
Principal Accounting Officer:

           Robert A. Lerner*           Vice President, Corporate  June 6, 2000
______________________________________ Controller and Treasurer
           Robert A. Lerner

              Signature                          Title                   Date
              ---------                          -----                   ----

Additional Directors:

         Thomas A. Jermoluk *          Director                   June 6, 2000
______________________________________
          Thomas A. Jermoluk




       William R. Hearst III *         Director                   June 6, 2000
______________________________________
        William R. Hearst III

______________________________________ Director
         C. Michael Armstrong

           L. John Doerr *             Director                   June 6, 2000
______________________________________
            L. John Doerr

______________________________________ Director
             Ray Liguori

           John C. Malone *            Director                   June 6, 2000
______________________________________
            John C. Malone

______________________________________ Director
           John C. Petrillo

          Brian L. Roberts *           Director                   June 6, 2000
______________________________________
           Brian L. Roberts

______________________________________ Director
              Ted Rogers

          David M. Woodrow *           Director                   June 6, 2000
______________________________________
           David M. Woodrow

       /s/ Kenneth A. Goldman                                     June 6, 2000
*By: _________________________________
          Kenneth A. Goldman
           Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
 Number                     Exhibit Title
 -------                    -------------
 23.02   Consent of Ernst & Young LLP, Independent Auditors.